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Exhibit 1

ACQUISITION AGREEMENT

Among

ZEBRA TECHNOLOGIES CORPORATION

RUSHMORE ACQUISITION CORP.

and

FARGO ELECTRONICS, INC.

Dated as of
July 31, 2001

i

5.28 Opinion of Financial Advisor	24
5.29 Brokers' and Finders' Fees	24
5.30 No Pending Acquisitions	24
5.31 Takeover Law	24
5.32 Company Rights Agreement	24
5.33 Disclosure	24
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	24
6.1 Organization; Business	24
6.2 Authorization; Enforceability	25
6.3 No Violation or Conflict	25
6.4 Governmental Approvals	25
6.5 Brokers' and Finders' Fees	25
6.6 SEC Reports	25
6.7 Adequate Cash Resources	26
6.8 Disclosure	26
ARTICLE 7 COVENANTS AND AGREEMENTS	26
7.1 Conduct of Business by the Company	26
7.2 Access	28
7.3 Meeting of Stockholders	28
7.4 Proxy Statement	29
7.5 Additional Reports	29
7.6 Confidentiality Agreement	29
7.7 Regulatory and Other Approvals	29
7.8 No Solicitation	30
7.9 Public Announcements	32
7.10 Expenses	32
7.11 Certain Benefit Plans	32
7.12 Indemnification	33
7.13 Takeover Law	34
7.14 Notification of Certain Matters	35
7.15 Reasonable Best Efforts	35
7.16 Stockholder Litigation	35
7.17 Number of Shares Necessary for Minimum Condition	35
ARTICLE 8 CONDITIONS TO THE MERGER	36
8.1 Conditions to Each Party's Obligation to Effect the Merger	36
ARTICLE 9 TERMINATION, WAIVER AND AMENDMENT	36
9.1 Termination	36
9.2 Effect of Termination	37
9.3 Termination Fee	38
9.4 Limitation on Remedies	38
9.5 Notice of Termination	38
ARTICLE 10 MISCELLANEOUS	38
10.1 No Survival of Representations and Warranties	38
10.2 Entire Agreement	38
10.3 Amendment	39
10.4 Extension; Waiver	39
10.5 Governing Law	39
10.6 Assignment; Binding Effect	39
10.7 Notices	39
10.8 Counterparts	40

10.9 Interpretation	40
10.10 Specific Performance	40
10.11 Waiver of Jury Trial	40
10.12 No Third Party Beneficiary; No Reliance	40
10.13 Severability	40
10.14 Other Remedies	41
10.15 Rules of Construction	41

EXHIBITS

Annex I	Conditions to the Offer
Exhibit 3.2	Certificate of Merger
Exhibit 3.3	Certificate of Incorporation of Merger Sub

COMPANY DISCLOSURE LETTER

Section 5.2	Capitalization
Section 5.4	No Violation or Conflict
Section 5.11	Real Estate
Section 5.12(a)	Intangible Assets
Section 5.13	Contracts
Section 5.14	Insurance
Section 5.16	Taxes
Section 5.17	Employee Benefit Plans
Section 5.19	Labor Matters
Section 5.23	Customers, Suppliers, Distributors and Resellers
Section 5.24	Transactions with Affiliates
Section 5.25	Certain Agreements

ACQUISITION AGREEMENT

    This ACQUISITION AGREEMENT, dated as of July 31, 2001 (the "Agreement"), is among Zebra Technologies Corporation, a Delaware corporation ("Parent"), Rushmore Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Fargo Electronics, Inc., a Delaware corporation (the "Company").

INTRODUCTION

    The Boards of Directors of Parent, Merger Sub and the Company have approved and deem it advisable and in the best interests of their respective stockholders upon the terms and subject to the conditions set forth herein, (i) for Merger Sub to commence a cash tender offer to purchase all outstanding shares of Company Common Stock and (ii) following the cash tender offer, to merge Merger Sub with and into the Company.

    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also prescribe various conditions to the Offer and the Merger.

    In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

DEFINITIONS

    When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

      "Acquisition Proposal" shall have the meaning set forth in Section 7.8(a).

      "Affiliate" shall mean, in relation to any party hereto, any entity directly or indirectly controlling, controlled by or under common control with such party.

      "Audited Company Financial Statements" shall mean the audited Balance Sheets, Statements of Operations, Statements of Changes in Stockholders' Equity (Deficiency) and Statements of Cash Flows of the Company, and the related notes thereto, as of, and for the fiscal years ended, December 31, 1998, 1999 and 2000, each of which is included in the Company SEC Documents.

      "Buildings" shall mean all buildings, fixtures, structures and improvements leased or owned by the relevant Person.

      "Business Day" shall mean any day other than a Saturday, Sunday or a U.S. Federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      "Closing" shall have the meaning set forth in Section 3.7.

      "Closing Date" shall have the meaning set forth in Section 3.7.

      "Code" shall mean the Internal Revenue Code of 1986, as amended.

      "Commercial Software" shall have the meaning set forth in Section 5.12(a).

      "Company Common Stock" shall mean shares of common stock, $.01 par value per share, of the Company.

      "Company Disclosure Letter" shall have the meaning set forth in Article 5.

      "Company ERISA Affiliate" shall mean any Person which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

      "Company Financial Statements" shall mean the Audited Company Financial Statements and the Unaudited Company Financial Statements.

      "Company Rights" shall mean those "Rights" issued pursuant to the Company Rights Agreement.

      "Company Rights Agreement" shall mean the Rights Agreement, dated February 9, 2000, between the Company and Norwest Bank, N.A., as agent.

      "Company SEC Documents" shall have the meaning set forth in Section 5.5(a).

      "Company Stock Certificates" shall have the meaning set forth in Section 4.2(a).

      "Confidentiality Agreement" shall have the meaning set forth in Section 5.30.

      "Constituent Corporations" shall mean the Company and Merger Sub.

      "Continuing Employee" shall have the meaning set forth in Section 7.11.

      "Consummation of the Offer" shall have the meaning set forth in Section 2.4.

      "Contract" shall mean any contract, agreement or obligation (whether oral or written) to which the relevant Person is a party or by which the relevant Person or any of its assets are bound, including any loan, bond, mortgage, indenture, lease, instrument, franchise or license.

      "DGCL" shall mean the General Corporation Law of the State of Delaware.

      "Disbursing Agent" shall have the meaning set forth in Section 4.2(a).

      "Dissenting Shares" shall mean shares of Company Common Stock which (a) dissent from the Merger in accordance with the provisions of the Section 262 of DGCL and (b) are held by Stockholders who have properly exercised and perfected appraisal rights under Section 262 of DGCL.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1974 as in effect on the date hereof.

      "Effective Time" shall have the meaning set forth in Section 3.2.

      "Employee Benefit Plan" shall mean any pension plan, profit sharing plan, bonus plan, incentive compensation plan, stock purchase plan, stock ownership plan, stock option plan, stock appreciation plan, employee benefit plan, employee benefit policy, retirement plan, material fringe benefit program, insurance plan, severance plan, disability plan, health care plan, sick leave plan, death benefit plan, or any other material plan, program or policy to provide retirement income, fringe benefits or other benefits to former or current employees of the relevant Person or any employment, severance or similar contract or arrangement (whether or not written) which contains change in control provisions or pending change in control provisions (including any employee pension benefit plan, employee welfare plan or multi-employer plan, as each term is defined in ERISA).

      "Environmental Laws" shall mean any Federal, state, local or foreign statutes, Laws, rules, ordinances, codes, policies, rules of common law and regulation relating to pollution or protection of human or worker health or safety or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including Laws and regulations relating to Environmental Releases or threatened Environmental Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as in effect on the date hereof.

      "Environmental Release" shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water or groundwater.

      "Equipment" shall mean all machinery, equipment, boilers, furniture, fixtures, motor vehicles, furnishings, parts, tools, office equipment, computers and other items of tangible personal property owned or used by the relevant Person.

      "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      "Existing Insurance Policies" shall mean all of the insurance policies currently in effect or owned by the relevant Person since December 31, 2000.

      "Existing Options" shall mean any of the following relating to any capital stock or other equity interest of the relevant Person, and as described in Section 5.2 of the Company Disclosure Letter: (a) options or warrants (whether vested or not) to purchase or other rights (including registration rights), agreements, arrangements or commitments of any character to which such relevant Person is a party to grant, issue or sell any shares of the capital stock or other equity or phantom equity interests of such relevant Person, by sale, lease, license or otherwise; (b) rights to subscribe for or purchase any shares of the capital stock or other equity or phantom equity interests of such relevant Person; (c) Contracts to which such relevant Person is a party with respect to any right to purchase, put or call for any shares of the capital stock or other equity or phantom equity interests of such relevant Person; or (d) stock appreciation rights, limited stock appreciation rights, performance shares or similar equity based rights of such relevant Person.

      "Existing Permits" shall mean those permits, licenses, approvals, qualifications, authorizations and registrations required by Law which the relevant Person has or holds.

      "Existing Plans" shall mean all Employee Benefit Plans of the relevant Person.

      "GAAP" shall mean generally accepted accounting principles consistently applied.

      "Governmental Entity" shall have the meaning set forth in Section 5.26.

      "Hazardous Materials" shall mean: (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls above regulated levels and radon gas; and (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, exposure to which as of the date hereof is prohibited, limited or regulated by any Governmental Entity.

      "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

      "Indebtedness" shall mean all liabilities or obligations of the relevant Person, whether primary or secondary or absolute or contingent, in excess of $100,000 as to any single item: (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments or (c) secured by Liens on any assets of the relevant Person.

      "Indemnified Liabilities" shall have the meaning set forth in Section 7.12(b).

      "Indemnified Party(ies)" shall have the meaning set forth in Section 7.12(b).

      "Independent Directors" shall have the meaning set forth in Section 2.3(a).

      "Intangible Assets" shall mean (a) any invention, United States and foreign patents, pending patent applications, mask works, trade names, trade dress, logos, domain names, corporate names, trademarks, service marks, trademark registrations, service mark registrations, pending trademark applications, pending service mark applications, registered or unregistered copyrights, and pending copyright applications, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (b) software; and (c) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, schematics, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

      "Investment" by the relevant Person shall mean (a) any transfer or delivery of cash, stock or other property or value by such relevant Person in exchange for equity, debt, preferred stock, partnership interest, participation or any other security of another Person; (b) any loan or capital contribution to or in any other Person; (c) any guaranty of any obligation to pay money to, or perform an obligation, of any other Person; and (d) any investments in any property or assets other than properties and assets acquired and used in the ordinary course of the business of such relevant Person.

      "Knowledge" shall mean, with respect to Parent and Merger Sub, the actual knowledge of the Chief Executive Officer or the Chief Financial Officer of Parent, and, with respect to the Company, the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, the inside General Counsel, the Vice President of Sales, the Vice President of Engineering and Manufacturing or the Director of Finance of the Company.

      "Law" shall mean any foreign, Federal, state or local governmental law, rule, regulation or requirement, including any rules, regulations and orders promulgated thereunder and any orders, decrees, consents or judgments of any governmental regulatory agencies and courts having the force of law, other than any Environmental Laws.

      "Letter of Transmittal" shall have the meaning set forth in Section 4.2(b).

      "Lien" shall mean, with respect to any asset (real, personal or mixed): (a) any mortgage, pledge, lien, easement, lease, title defect or imperfection or any other form of security interest, whether imposed by Law or by Contract; and (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

      "Material Adverse Effect" when used with respect to any party hereto means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions has materially and adversely affected or would reasonably be expected to materially and adversely affect (i) the business, assets, results of operations or financial condition of such party, in each case including each of its Subsidiaries together with it taken as a whole, as the case may be, or (ii) the ability of such party to consummate any of the transactions contemplated by, or to perform its obligations under, this Agreement; provided, however, that there shall be excluded from the definition of Material Adverse Effect any actual or reasonably expected material and adverse effect on the business, assets, results of operations or financial condition of the Company, or any loss by the Company of any of its exclusive distributorship and reseller arrangements that is attributable to, or results from, (x) the public announcement of the transactions contemplated hereby or (y) any delay in the consummation of the transactions contemplated hereby due to the extension of the applicable waiting period under the HSR Act beyond the initial 15-day waiting period.

      "Maximum Premium" shall have the meaning set forth in Section 7.12(c).

      "Merger" shall have the meaning set forth in Section 3.1.

      "Merger Consideration" shall have the meaning set forth in Section 4.2(c).

      "Minimum Condition" shall have the meaning set forth in Section 2.1(a).

      "Minnesota Takeover Disclosure Act" means Chapter 80B of the Minnesota Statutes.

      "New Product Information" shall have the meaning set forth in section 5.33.

      "Offer" shall have the meaning set forth in Section 2.1(a).

      "Offer Documents" shall have the meaning set forth in Section 2.1(b).

      "Option Cancellation Time" shall have the meaning set forth in Section 4.4(a).

      "Parent SEC Documents" shall have the meaning set forth in Section 6.6(a).

      "Party" shall mean each of Parent, Merger Sub and the Company.

      "Payment Fund" shall have the meaning set forth in Section 4.2(a).

      "Permitted Lien" means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company, Parent or any of their respective subsidiaries.

      "Person" shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership, governmental entity, agency or branch or department thereof, or any other legal entity.

      "Proxy Statement" shall have the meaning set forth in Section 7.4(a).

      "Qualified Person" shall have the meaning set forth in Section 2.3(a).

      "Real Estate" shall mean the parcels of real property owned or leased by the relevant Person.

      "Returns" shall have the meaning set forth in Section 5.16(a).

      "Schedule 14D-9" shall have the meaning set forth in Section 2.2.

      "Schedule TO" shall have the meaning set forth in Section 2.1(b).

      "Scheduled Contracts" shall have the meaning set forth in Section 5.13.

      "SEC" shall mean the Securities and Exchange Commission.

      "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      "Special Meeting" shall have the meaning set forth in Section 7.3(a).

      "Stockholders" shall mean all Persons owning any shares of Company Common Stock.

      "Stock Market" shall mean the Nasdaq National Market.

      "Superior Proposal" shall have the meaning set forth in Section 7.8(b).

      "Subsidiary" shall mean any corporation, at least a majority of the outstanding capital stock of which (or any class or classes, however designated, having ordinary voting power for the election of at least a majority of the board of directors of such corporation) shall at the time be owned by the relevant Person directly or through one or more corporations which are themselves Subsidiaries.

      "Surviving Corporation" shall have the meaning set forth in Section 3.1.

      "Takeover Law" shall have the meaning set forth in Section 5.31

      "Tax" or "Taxes" shall mean any Federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

      "Unaudited Company Financial Statements" shall mean the unaudited Balance Sheets, Statements of Operations and Statements of Cash Flows of the Company, and the related notes thereto, as of, and for the quarter ended, March 31, 2001, each of which is included in the Company SEC Documents.

ARTICLE 2

THE OFFER

    2.1  The Offer.

    (a) As promptly as practicable, but in no event later than three Business Days after the execution of this Agreement, Parent shall cause Merger Sub to commence, and Merger Sub shall commence, within the meaning of Rule 14d-2 under the Exchange Act, an offer to purchase for cash (the "Offer") all of the issued and outstanding shares of the Company Common Stock, at a price of $7.25 per share, net to the seller in cash, subject to the tender of not less than a majority of the shares of the Company Common Stock outstanding on a fully-diluted basis (i.e., after giving effect to the conversion or exercise of all outstanding Existing Options for Company Common Stock, whether or not exercised or converted at the time of determination) (the "Minimum Condition"). The obligation of Merger Sub to commence the Offer and to accept for payment and to pay for any shares tendered shall be subject to the conditions set forth in Annex I hereto. Subject to the Minimum Condition and the conditions set forth in Annex I hereto, Parent shall cause Merger Sub to accept for payment and pay for shares tendered as soon as Merger Sub is legally permitted to do so under applicable Law, upon the expiration date or any extension thereof as provided below. Neither Parent nor Merger Sub shall, without the prior written consent of the Company, decrease the Offer price or number of shares tendered for, change the form of consideration payable in the Offer, increase the Minimum Condition, impose additional conditions on the Offer, change the expiration date of the Offer, except as permitted by this Section 2.1, or amend any other term or condition of the Offer in any manner adverse to the holders of the shares of Common Stock (other than with respect to insignificant changes or amendments). Without the consent of the Company, Parent and Merger Sub shall have the right to extend the expiration date of the Offer (which shall initially be 12:00 midnight Eastern time on the date that is the 20th Business Day from the commencement date of the Offer, pursuant to Rule 14d-2 under the Exchange Act) from time to time for one or more additional periods of not more than ten Business Days (or such longer period as may be approved by the Company), (i) if, immediately before the scheduled or extended expiration date of the Offer, any of the conditions to the Offer set forth in Annex I hereto shall not have been satisfied or, to the extent permitted, waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer or (iii) for any period required by applicable Law. In addition, if, at the scheduled or extended expiration date of the Offer, conditions to the Offer have been satisfied or waived and the Minimum Condition has been satisfied but Company Common Stock tendered and not withdrawn pursuant to the Offer constitutes less than 90% of the outstanding Company Common Stock, without the consent of the Company, Parent and Merger Sub shall (subject to applicable law) have the right to provide for a "subsequent offering period" (as contemplated by Rule 14d-11 under the Exchange Act) for up to 20 Business Days after Merger Sub's acceptance for payment and payment of the shares of Company Common Stock then tendered and not withdrawn pursuant to the Offer.

    (b) As soon as practicable after the Offer is commenced, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule TO"). The

Schedule TO will include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the "Offer Documents") with respect to the Offer. Each of Parent and Merger Sub further agrees to take all steps necessary to cause the Schedule TO and the Offer Documents to be filed with the SEC and to cause the Offer Documents to be disseminated to the Stockholders to the extent required by applicable Federal securities laws. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Merger Sub further agrees to take all steps necessary to cause the Schedule TO and the Offer Documents as so corrected to be filed with the SEC and to cause the Offer Documents as so corrected to be disseminated to the Stockholders to the extent required by applicable Federal securities laws. The Company and its counsel shall be given the opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC. In addition, Parent and Merger Sub agree to promptly provide, in writing, to the Company and its counsel, any comments Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO and the Offer Documents.

    2.2  Company Actions.  The Company consents to the Offer and represents that (a) its Board of Directors (at a meeting duly called and held) consents to the Offer and has resolved to recommend acceptance of the Offer and approval and adoption of this Agreement by its Stockholders and (b) Raymond James & Associates has delivered to the Board of Directors of the Company its opinion that the consideration to be paid in the Offer and the Merger is fair to the holders of Common Stock from a financial point of view. The Company agrees to file with the SEC, contemporaneously with the commencement of the Offer, a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), containing such recommendations. In connection with the Offer, the Company will promptly furnish Merger Sub with mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of Common Stock as of a recent date and shall furnish Merger Sub with such information and assistance as Merger Sub or its agents may reasonably request in communicating the Offer to the Stockholders of the Company, including any additional information necessary for compliance with the Minnesota Takeover Disclosure Act. Subject to the requirements of law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub shall, and shall cause their respective officers, employees and agents to, hold the information contained in any such labels and lists and the additional information referred to in the preceding sentence in confidence, use the same only in connection with the Offer and the Merger, and, if this Agreement is terminated, deliver or cause to be delivered to the Company all copies of such items and information extracted therefrom in their possession or under their control.

    2.3  Directors.

    (a) Promptly upon the purchase of and payment for, and as long as Parent directly or indirectly owns, not less than a majority of the issued and outstanding shares of Company Common Stock on a fully diluted basis by Parent or any of its direct or indirect Subsidiaries pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Company's then existing Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, on the Board of Directors such that the percentage of its designees on the Board shall equal the percentage of the outstanding shares of Company Common Stock owned of record by Parent and each of its direct or indirect Subsidiaries. In furtherance thereof, the Company shall, upon request of Merger Sub, use its reasonable efforts promptly to cause Parent's designees (and any replacement designees in the event that any designee shall no longer be on the Board of Directors) to be so appointed or elected to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors or use its reasonable efforts to obtain the resignation of such number of its current directors as is necessary to give effect to the foregoing provision. At such time, the Company shall also, upon the request of Parent, use its reasonable efforts to cause the

Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of each committee of the Company's Board of Directors. Notwithstanding the foregoing, until the Effective Time, the Board of Directors of the Company shall have at least two directors who are directors of the Company on the date of this Agreement and who are not officers of the Company (the "Independent Directors"); provided, however, that (x) notwithstanding the foregoing, in no event shall the requirement to have at least two Independent Directors result in Parent's designees constituting less than a majority of the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of Persons to constitute at least a majority and (y) if the number of Independent Directors shall be reduced below two for any reason whatsoever (or if immediately following Consummation of the Offer there are not at least two then-existing directors of the Company who (1) are Qualified Persons (as defined below) and (2) are willing to serve as Independent Directors), then the number of Independent Directors required hereunder shall be one, unless the remaining Independent Director is able to identify a person, who is not an officer or Affiliate of the Company, Parent or any of their respective Subsidiaries (any such person being referred to herein as a "Qualified Person"), willing to serve as an Independent Director, in which case such remaining Independent Director shall be entitled to designate any such Qualified Person or Persons to fill such vacancy, and such designated Qualified Person shall be deemed to be an Independent Director for purposes of this Agreement, or if no Independent Directors then remain, the other directors shall be required to designate two Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of this Agreement.

    (b) The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 2.3(a), including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 (which the Company shall mail together with the Schedule 14D-9 if it receives from Parent and Merger Sub the information below on a basis timely to permit such mailing) as is necessary to fulfill the Company's obligations under Section 2.3(a). The Company's obligations to appoint Parent's designees to the Company's Board of Directors shall be subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Parent or Merger Sub shall supply the Company in writing, and be solely responsible for, any information with respect to either of them and their nominees, officers, directors and Affiliates required by such Section 14(f) and Rule 14f-1 as is necessary in connection with the appointment or election of any of Parent's designees under Section 2.3(a). The provisions of Section 2.3(a) are in addition to and shall not limit any rights that Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of shares of Company Common Stock as a matter of law with respect to the election of directors or otherwise.

    (c) Following the election or appointment of Parent's designees pursuant to Section 2.3(a), the approval by affirmative vote or written consent of all of the Independent Directors then in office (or, if there shall be only one Independent Director then in office, the Independent Director) shall be required to authorize (and such authorization shall constitute the authorization of the Company's Board of Directors, and no other action on the part of the Company, including any action by any committee thereof or any other director of the Company, shall, unless otherwise required by law, be required or permitted to authorize) (i) any amendment or termination of this Agreement by the Company, (ii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (iii) any waiver or exercise of any of the Company's rights, benefits or remedies under this Agreement, or (iv) approval of any other action by the Company which could adversely affect the interests of the Stockholders (other than Parent and Merger Sub) with respect to the transactions contemplated hereby.

    2.4  Merger Without Meeting of Stockholders.  If following first acceptance for payment of shares of Company Common Stock by Merger Sub pursuant to the Offer (the "Consummation of the Offer") (or any subsequent offering period), Merger Sub owns at least 90% of the outstanding shares of Company Common Stock, each of the parties hereto shall take all necessary and appropriate action to cause the

Merger to become effective as soon as practicable after such acquisition, without the Special Meeting, in accordance with Section 253 of DGCL.

ARTICLE 3

THE MERGER

    3.1  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and the Company shall (a) be the surviving corporation in the Merger (in such capacity, the "Surviving Corporation"), (b) succeed to and assume all the rights and obligations of Merger Sub in accordance with DGCL, and (c) continue its corporate existence under the laws of the State of Delaware. The Merger shall be pursuant to the provisions of, and shall be with the effect provided in, DGCL. In accordance with DGCL, all of the rights, privileges, property, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    3.2  Effective Time; Filing of Certificate of Merger.  Subject to the terms of this Agreement, the Parties shall cause the Merger to be consummated by filing a properly executed Certificate of Merger (in the form attached as Exhibit 3.2 hereto) and other appropriate documents with the Secretary of State of the State of Delaware in accordance with the provisions of DGCL. The Merger shall become effective at the time of such filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date or time as Merger Sub and the Company shall agree and specify in the Certificate of Merger (the "Effective Time").

    3.3  Certificate of Incorporation.  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of Merger Sub set forth in Exhibit 3.3, until thereafter amended in accordance with its terms and DGCL.

    3.4  Bylaws.  At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become and constitute the Bylaws of the Surviving Corporation, until thereafter amended in accordance with their terms and DGCL.

    3.5  Directors and Officers.  At the Effective Time, the directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation. Each director and officer of the Surviving Corporation shall hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until his or her death, resignation or removal or a successor is duly elected or appointed and qualified.

    3.6  Additional Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that consistent with the terms of this Agreement any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of either Constituent Corporation acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each such Constituent Corporation and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of either Constituent Corporation to take any and all such action.

    3.7  Time and Place of Closing.  The closing of the Merger (the "Closing") shall take place (a) at the offices of Katten Muchin Zavis, 525 West Monroe Street, Chicago, Illinois on a date and at a time to be specified by the parties, which shall be no later than the second Business Day following satisfaction or waiver of all of the conditions set forth in Article 8, or (b) at such other place, at such other time or on such other date as the parties may mutually agree (the date of the Closing is hereinafter sometimes referred to as the "Closing Date").

ARTICLE 4

CONVERSION OF SECURITIES

    4.1  Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

    (a) Each issued and outstanding share of common stock, par value $.01 per share, of Merger Sub immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly-owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock of Merger Sub shall, following the Merger, evidence ownership of the same number of shares of common stock of the Surviving Corporation.

    (b) Each share of Company Common Stock, together with the associated Company Right, issued and outstanding and owned by the Company, Parent, Merger Sub, or any Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

    (c) Subject to the other provisions of this Section 4.1, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, together with the associated Company Right (excluding any shares of Company Common Stock canceled pursuant to Section 4.1(b) and any Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof become and be converted into the right to receive cash in the amount of $7.25 (or any higher price per share paid pursuant to the Offer) for each whole share of Company Common Stock and the associated Company Right.

    (d) At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, Stockholders, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article 4. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

    4.2  Exchange of Certificates.

    (a) At or prior to the Effective Time, Parent shall enter into an agreement reasonably satisfactory to the Company with Mellon Investor Services LLC, or such other bank or trust company designated by Parent and who is reasonably satisfactory to the Company (the "Disbursing Agent"), and shall deposit, or shall cause to be deposited, with the Disbursing Agent, for the benefit of the holders of certificates representing the shares of Company Common Stock and the associated Company Rights ("Company Stock Certificates") for payment in accordance with this Article 4, through the Disbursing Agent, an amount of cash to be paid for shares of Company Common Stock and the associated Company Rights and Existing Options pursuant to Article 4 (without any interest thereon) being hereinafter referred to as the "Payment Fund") to be paid pursuant to this Article 4 in exchange for outstanding shares of Company Common Stock and the associated Company Rights and for payment required under Section 4.4 with respect to Existing Options. The Payment Fund shall not be used for any other purpose. The Disbursing Agent shall invest cash in the Payment Fund, as directed by Parent; provided, however, that all such investments shall be in (1) obligations of, or guaranteed by, the United States of America, (2) commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard and Poor's Corporation, or (3) certificates of deposit of commercial banks with capital exceeding $1.0 billion. Any interest and other income resulting from such investments shall be paid to Parent.

    (b) As soon as reasonably practicable after the Effective Time, but not more than five Business Days thereafter, Parent will instruct the Disbursing Agent to mail to each holder of record of Company

Stock Certificates who has not previously surrendered his or her Company Stock Certificates (other than holders of any shares of Company Common Stock cancelled pursuant to Section 4.1(b) and any Dissenting Shares) (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder's Company Stock Certificates shall pass, only upon proper delivery of the Company Stock Certificates to the Disbursing Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (2) instructions for use in effecting the surrender of the Company Stock Certificates in exchange for cash in accordance with Section 4.1 (collectively, the "Letter of Transmittal").

    (c) Upon the later of the Effective Time and the surrender of a Company Stock Certificate for cancellation (or the affidavits and indemnification regarding the loss or destruction of such certificates reasonably acceptable to Parent) to the Disbursing Agent together with the Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant thereto, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor, and the Disbursing Agent shall deliver in accordance with the Letter of Transmittal, the cash which such holder has the right to receive in respect of the shares of Company Common Stock and the associated Company Rights formerly evidenced by such Company Stock Certificate in accordance with Section 4.1 (such cash being referred to as the "Merger Consideration"), and the Company Stock Certificate so surrendered shall forthwith be canceled. As soon as reasonably practicable after the Effective Time, but not more than five Business Days thereafter, the Disbursing Agent shall deliver to holders of Existing Options cash in the amount required under Section 4.4. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, cash may be paid in accordance with this Article 4 to a transferee if the Company Stock Certificate evidencing such shares is presented to the Disbursing Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each Company Stock Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

    (d) All cash paid upon the surrender of Company Stock Certificates and with respect to Existing Options in accordance with the terms of this Article 4 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock and the associated Company Rights theretofore represented by such Company Stock Certificates or agreements representing Existing Options, as the case may be.

    (e) Any portion of the Payment Fund which remains undistributed to the holders of the Company Stock Certificates or holders of Existing Options for six months after the Effective Time shall be delivered by the Disbursing Agent to Parent, upon demand, and any holders of Company Stock Certificates who have not theretofore complied with this Article 4 shall thereafter look only to Parent for payment of their claim for the Merger Consideration.

    (f)  None of Parent, the Company, Merger Sub or the Disbursing Agent shall be liable to any Person in respect of any cash from the Payment Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Stock Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration and any cash payable to the holder of such Company Stock Certificate pursuant to Section 4.2(e) would otherwise escheat to, or become the property of, any governmental body or authority), any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

    (g) Parent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Existing Options such amounts as Parent or Merger Sub is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Existing Options, as the case may be, in respect of which such deduction and withholding was made by Parent or Merger Sub.

    (h) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration, pursuant to this Article 4.

    (i)  In the event this Agreement is terminated without the occurrence of the Effective Time, Parent shall, or shall cause the Disbursing Agent to, return promptly any Company Stock Certificates theretofore submitted or delivered to the Disbursing Agent, without charge to the Person who submitted such Company Stock Certificates.

    4.3  Stock Transfer Books.  After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation or the Disbursing Agent for any reason, they shall be canceled and exchanged as provided in this Article 4, except as otherwise provided by Law.

    4.4  Existing Options of the Company.

    (a) The Company shall take all actions necessary to provide that each then outstanding Existing Option that is, or would be, vested and exercisable (in whole or in part) as of the Effective Time shall be canceled at the time that is immediately prior to the Effective Time (the "Option Cancellation Time") and the holder of such Existing Options shall receive, subject to any applicable withholding tax, an amount in cash equal to the product of (x) the excess, if any, of $7.25 (or any higher price per share paid pursuant to the Offer) over the per share exercise price of such Existing Option and (y) the number of shares with respect to which such Existing Option is, or will be, vested and exercisable as of the Effective Time.

    (b) The Company shall take all actions necessary to provide that, effective as of the Option Cancellation Time, (i) each of the Existing Options that is not otherwise canceled pursuant to (a) above shall be terminated, (ii) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be deleted, and (iii) no holder of Existing Options will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any Existing Option. The Company has determined, and Parent and Merger Sub agree, that for all purposes under agreements evidencing Existing Options, the Effective Time shall be the closing or consummation of a Sale Event, as defined in such agreements. If any employee's employment with the Company is terminated after the acceptance of shares of Company Common Stock for payment and payment for such shares pursuant to the Offer and prior to the Effective Time, and if as a consequence thereof, any Existing Options granted to such employee expire or terminate prior to the Effective Time without having been exercised, such employee shall be entitled to the payments hereunder in respect of such Existing Options, at the same time such amounts are paid to other holders of Existing Options, as if such employee had continued as an employee of the Company through the Effective Time and as if such Existing Options were then outstanding.

    (c) The Company represents and warrants that the Company has the power and authority under the terms of each of the applicable Employee Benefit Plans to accomplish each of the matters set forth in this Section 4.4 without the consent of any Existing Option holder.

    (d) The Company shall take all such steps as may be required to cause the transactions contemplated by this Section 4.4 and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

    (e) Notwithstanding the foregoing, as of the Consummation of the Offer, the Company's Employee Stock Purchase Plan shall be terminated and the rights of participants in such plan with respect to any offering period then underway shall be completed for all purposes prior thereto by refunding to each participant the account balance of such participant under such plan. In addition, prior to the Option Cancellation Time, the Company shall take all actions (including, if appropriate, amending the terms of such plan) that are necessary to give effect to the transactions contemplated by this Section 4.4(e). In respect of the foregoing, the Company shall cause written notice to be given to participants in accordance with the terms of such plan and no further offering period shall be created thereunder.

    4.5  Dissenters' Rights.  Dissenting Shares, to the extent required by DGCL, shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose his or her right to appraisal and payment under DGCL, such holder's shares of Company Common Stock and the associated Company Rights shall thereupon be deemed to have been converted as of the Effective Time into the right to receive such Merger Consideration as if such holder had not asserted such holders rights under Section 262 of the DGCL, without any interest thereon, and such shares shall no longer be Dissenting Shares. The Company shall give Parent, Merger Sub and the Disbursing Agent prompt notice of any claim by a Stockholder for payment of fair value for Dissenting Shares as provided in Section 262 of DGCL. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent and Merger Sub make any payments with respect to, or settle or offer to settle, any such demands.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Parent and Merger Sub on the date of this Agreement, subject to the exceptions disclosed in writing in the disclosure letter dated as of the date hereof delivered to Parent by the Company pursuant to, and as an integral part of, this Agreement (the "Company Disclosure Letter"), which identifies the Section and subsection numbers hereof to which the disclosures pertain and which disclosures relate only to the representations and warranties set forth in the Section or subsection of this Agreement to which such section of the Company Disclosure Letter expressly relates and not to any other representation and warranty contained in this Agreement (except to the extent that one section of the Company Disclosure Letter specifically refers to another section thereof), as follows:

    5.1  Organization; Business.

    (a)  Organization.  The Company is a corporation duly and validly organized and existing under the Laws of the jurisdiction of its incorporation and is qualified to do business as a foreign corporation and in good standing in the jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation by the Company except where the failure to so qualify would not have a Material Adverse Effect on the Company. The Company has heretofore made available to Parent complete and correct copies of its Certificate of Incorporation and By-laws.

    (b)  Powers.  The Company has all requisite corporate power and authority to carry on its business as it is now conducted and to own, lease and operate its current assets and properties, except for such corporate power and authority the absence of which would not have a Material Adverse Effect on the Company.

    5.2  Capitalization.

    (a)  Capital Stock.  The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, of which 11,756,544 shares are issued and outstanding as of the date hereof, and 10,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of the date hereof. The Company has reserved (1) 1,199,712 shares of Company Common Stock for issuance upon the exercise of Existing Options, (2) 300,000 shares of Series C Preferred Stock, par value $.01 per share, for issuance in connection with the Company Rights and (3) 250,000 of shares of Company Common Stock under the Company's Employee Stock Purchase Plan. Section 5.2 of the Company Disclosure Letter contains a true and complete list of the Existing Options and the holders, vesting schedules and exercise prices thereof.

    (b)  Issuance; Ownership.  All of the outstanding capital stock of the Company is duly authorized, validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights. The Company has no Subsidiaries and, except as set forth in Section 5.2 of the Company Disclosure Letter, does not own (of record or beneficially), or have any obligation or right to acquire, any equity or other securities of any Person. Except for the Existing Options and the Company Rights, there are no options, warrants, calls, conversion rights or other rights to subscribe for or purchase, or other contracts with respect to, any capital stock of the Company and there are no outstanding or authorized stock appreciation, phantom stock, profit participation, preemptive or similar rights with respect to the Company. Except as set forth in Section 5.2 of the Company Disclosure Letter, there are no stockholder agreements, voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

    (c)  Voting Debt.  As of the date of this Agreement and except as set forth in Section 5.2(c) of the Company Disclosure Letter, (1) no bonds, debentures, notes or other indebtedness of the Company having the right to vote under ordinary circumstances are issued or outstanding, and (2) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

    (d)  Listings.  The Company Common Stock is listed for trading on the Stock Market. Except as set forth in the preceding sentence, the Company's securities are not listed or quoted, for trading on any U.S. domestic or foreign securities exchange.

    (e)  Minimum Condition.  As of the date hereof, the number of shares of Company Common Stock required to be validly tendered to satisfy the Minimum Condition is 6,478,129.

    5.3  Authorization; Enforceability.  The execution, delivery and performance by the Company of this Agreement are within the corporate power and authority of the Company and have been duly authorized by the Board of Directors of the Company. Except for the approval of the Stockholders as required by Law and the Company's Certificate of Incorporation, and as described in Section 5.26 hereof, no other corporate proceeding or action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by the Company will be, when executed and delivered by the Company, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles.

    5.4  No Violation or Conflict.  Subject to the receipt of the clearance or expiration or termination of the waiting period described in Section 8.1(a), the execution and delivery of this Agreement by the Company and all documents and instruments required by this Agreement to be executed and delivered by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby and the Company's compliance with the provisions hereof will not, (1) result in any violation of any provision of the Certificate of Incorporation or Bylaws of the Company, (2) except as disclosed in Section 5.4 of the Company Disclosure Letter, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, any Contract of the Company, or result in the creation of any Lien upon any of the properties or assets of the Company, (3) violate any Existing Permits of the Company or any Law applicable to the Company or its properties or assets, other than, in the case of clauses (2) and (3), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

    5.5  SEC Reports.

    (a) The Company has filed with the SEC true and complete copies of, all forms, reports, schedules, registration statements and other documents required to be filed by it since December 31, 1999, under the Exchange Act or the Securities Act (all documents filed by the Company with the SEC since December 31, 1999, as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including any financial statements or schedules included therein, (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing.

    (b) The Schedule 14D-9 and the Proxy Statement to be filed by the Company pursuant to this Agreement will comply in all material respects with the applicable requirements of the Exchange Act and will not, at the time the Schedule 14D-9 or the definitive Proxy Statement is filed with the SEC, as the case may be, and mailed to the stockholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however that no representation or warranty is made herein by the Company with respect to any information, if any, supplied by Parent or Merger Sub in writing specifically for inclusion in the Schedule 14D-9 or the Proxy Statement. The information regarding the Company to be provided to Parent and Merger Sub for inclusion in the Schedule TO will not, at the time such information is provided, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    5.6  Books and Records; Company Financial Statements.

    (a)  Audited Company Financial Statements.  The Audited Company Financial Statements comply in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and fairly present in all material respects the financial position of the Company as of the dates set forth on each of the Audited Company Financial Statements and the results of operations, changes in stockholders' equity (deficiency) and cash flows of the Company for the periods indicated on each of the Audited Company Financial Statements.

    (b)  Unaudited Company Financial Statements.  The Unaudited Company Financial Statements fairly present in all material respects the financial position of the Company as of March 31, 2001, and the results of operations and cash flows of the Company for the quarter ended March 31, 2001, in accordance with GAAP applied on a consistent basis during the periods involved, except that the Unaudited Company Financial Statements do not reflect normal year-end adjustments and other adjustments described therein and do not contain footnote disclosure of the type associated with audited financial statements.

    (c)  Accounting Records.  The accounting books and records of the Company: (1) in all material respects reflect transactions engaged in by the Company of the type that normally are recorded on a company's accounting books and records; (2) are current in a manner consistent with past practice; and (3) to the Knowledge of the Company, have recorded therein all the properties, assets and liabilities of the Company that are normally recorded on a company's accounting books and records.

    5.7  No Liabilities; Absence of Certain Changes.

    (a) The Company has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted), and, to the Knowledge of the Company, there is no basis for the assertion of any claim or liability of any nature against the Company, except for (i) liabilities which are fully reflected in, reserved against or otherwise described in the Company Financial Statements, (ii) liabilities which have been incurred after March 31, 2001 in the ordinary course of business consistent with past practice, (iii) liabilities incurred or that may be incurred directly in connection with the transactions contemplated hereby, (iv) liabilities set forth in Section 5.7 of the Company Disclosure Letter, and (v) other liabilities which are not in excess of $250,000 in the aggregate.

    (b) Since March 31, 2001, except as set forth in Section 5.7 of the Company Disclosure Letter, there has not been any:

      (1) Material Adverse Effect experienced by the Company;

      (2) transactions by the Company outside the ordinary course of business of the Company, except for the transactions contemplated by this Agreement;

      (3) declaration or payment of any dividend or any distribution in respect of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any such stock by the Company; or

      (4) payments or distributions to the Stockholders, in their capacities as Stockholders, or, except for transactions in the ordinary course of business upon commercially reasonable terms of the Company, any Affiliate of the Company.

    (c) Without limiting the generality of the foregoing, since March 31, 2001, except as set forth in Section 5.7 of the Company Disclosure Letter:

      (1) the Company has not sold, leased, transferred, or assigned any of its material assets, tangible or intangible, other than for fair consideration in the ordinary course of business and other than the disposition of obsolete or unusable property;

      (2) the Company has not made any individual capital expenditure (or series of related capital expenditures) either involving more than $100,000 or outside the ordinary course of business;

      (3) the Company has not experienced any material damage, destruction or loss (whether or not covered by insurance) from fire or other casualty to its tangible property;

      (4) the Company has not materially increased the base salary of any officer or employee of the Company, or adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance or other similar plan for the benefit of any of its directors, officers or employees except as consistent with past practices; and

      (5) the Company has not entered into a binding commitment relating to any of the foregoing.

    5.8  Title to Assets.  The Company owns fee simple title to or has a valid leasehold (as the case may be) interest in its Real Estate and has valid title to its other tangible assets and properties necessary for the conduct of its business, free and clear of any and all Liens, except for Permitted Liens and Liens set forth on Section 5.8 of the Company Disclosure Letter.

    5.9  Accounts Receivable and Payable; Inventories.

    (a) The Company's accounts receivable have arisen in bona-fide arms length transactions in the ordinary course of business and represent valid and binding obligations of the account debtors. To the extent required under GAAP, the Company's accounts payable and accrued liabilities reflect all amounts owed by the Company in respect of trade accounts due and other payables and the actual liability of the Company in respect of such obligations is reflected on the Company Financial Statements.

    (b) All inventories of finished goods and work in process of the Company are as of the date hereof, and those existing upon the Consummation of the Offer will be valued at the lower of cost or market and be, in all material respects, of a quality and quantity salable in the ordinary course of the business, except for inventory fully and adequately reserved against in the Company's accounting books and records as of the applicable date, which the Company has made available to Parent. All inventories of raw materials are of a quality and quantity usable in the ordinary course of business, except for inventories fully and adequately reserved against in the Company's accounting books and records as of the applicable date, which the Company has made available to Parent. The Company's purchase commitments for raw materials and parts are not in excess of normal requirements, and none are at prices materially in excess of current market prices and no inventory items have been sold or disposed of, except for sales in the ordinary course of business and consistent with past practice.

    5.10  Buildings and Equipment.  The Company has not received any written notice from any Governmental Entity that any of its Buildings or Equipment fail to comply with any applicable building and zoning or other similar Laws in effect at the date hereof. All Buildings and Equipment of the Company are in good condition, working order and repair, normal wear and tear excepted, and adequate for the uses to which they are being put, have been well maintained, conform in all material respects with all applicable ordinances, regulations and zoning, safety and other Laws, and to the Knowledge of the Company do not encroach on the property of others. As of the date hereof, the Company has not received written notice of or otherwise become aware of any pending or threatened change of any such ordinance, regulation or zoning, safety or other Law and there is no pending or, to the Company's Knowledge, threatened condemnation of any such property.

    5.11  Real Estate.  Section 5.11 of the Company Disclosure Letter lists all real property and improvements leased or owned by the Company. Except as set forth in Section 5.11 of the Company Disclosure Letter, such Real Estate is not subject to any leases, tenancies, encumbrances or encroachments of any kind, except for Permitted Liens.

    5.12  Intangible Assets.

    (a) Section 5.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all patents, patent applications, invention disclosures, trademarks, trademark applications, copyrights, copyright applications, service marks, service mark applications and domain names owned or licensed by the Company, not including Commercial Software, and indicates, with respect to each such item of Intangible Assets listed thereon, (1) the owner thereof and (2) if licensed by or to the Company, each license or other written agreement relating thereto and the names of the licensor and licensee thereof. "Commercial Software" means packaged commercially available software programs generally available to the public pursuant to non-exclusive end-user licenses and which are used in the Company's business, but in no way a component of or incorporated in or specifically required to develop or support any of the Company's products.

    (b) To the Knowledge of the Company, the Company's use, sale, license or distribution of its products does not infringe on any valid and enforceable intellectual property rights of any Person.

    (c) There are no claims, demands or proceedings instituted, pending or, to the Knowledge of the Company, threatened by any Person contesting or challenging the validity or enforceability of the Company's Intangible Assets.

    (d) Each trademark registration, service mark registration, copyright registration and patent which is owned by the Company is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with each such trademark registration, service mark registration, copyright registration and patent have been paid.

    (e) To the Knowledge of the Company, each trademark registration, service mark registration, copyright registration and patent licensed by the Company is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with each such trademark registration, service mark registration, copyright registration and patent have been paid.

    (f)  The Company owns or possesses adequate licenses or other legally enforceable rights to use all Intangible Assets necessary to conduct its business as now conducted.

    (g) The consummation of the Merger and the other transactions contemplated by this Agreement will not impair the validity, enforceability, ownership or right of the Company to use, sell, license or distribute, or cause the Company to be in breach of any agreement respecting, any Intangible Assets.

    (h) The Company has taken reasonable security measures to safeguard and maintain the secrecy of the Company's trade secrets. All of the Company's employees have executed written agreements assigning to the Company all rights in inventions conceived by such employees in their capacity as employees of the Company, and all of the Company's independent contractors have executed written agreements assigning to the Company all copyrights and rights in inventions written, prepared or conceived by such independent contractors in their capacity as independent contractors to the Company.

    5.13  Performance of Contracts.  Section 5.13 of the Company Disclosure Letter lists all of the following Contracts, whether oral or written, to which the Company or is a party or by which it or any of its properties or assets may be bound: (i) all employment or other contracts with any officer or director of the Company (or any Person which is controlled by any such individual) and any employment agreements with any employee which are not terminable at will without any payment upon termination; (ii) union, guild or collective bargaining contracts relating to employees of the Company; (iii) instruments for Indebtedness (including any indentures, guarantees, loan agreements, sale and leaseback agreements, or purchase money obligations incurred in connection with the acquisition of property other than in the ordinary course of business); (iv) underwriting, purchase, liquidation or similar agreements entered into in connection with the Company's currently existing Indebtedness; (v) agreements for acquisitions or dispositions (by merger, purchase, liquidation or sale of assets or stock or otherwise) of material assets entered into within the last three years, as to which the transactions contemplated have been consummated or are currently pending; (vi) joint venture, strategic alliance or similar partnership agreements; (vii) material agreements for the distribution or resale of the Company's products; (viii) contracts granting any person or other entity registration rights; (ix) guarantees, suretyships, indemnification and contribution agreements involving individually or in the aggregate in excess of $100,000; (x) franchise agreements; (xi) agreements regarding the purchase of supplies, equipment, materials or components greater than $50,000 or one year in duration; (xii) agreements for the sale of products greater than $50,000 or one year in duration; (xiii) agreements restricting competition; (xiv) contracts with any Governmental Entity, (xv) existing material leases of real or personal property and material contracts to purchase or sell real property; and (xvi) other Contracts which materially affect the business, properties or assets of the Company and are not otherwise disclosed in this Agreement or which were entered into other than in the ordinary course of business on a basis consistent with past practice (all of such Contracts along with the licenses and other agreements set forth in Section 5.12(a) of the Company Disclosure Letter are collectively referred to as the "Scheduled Contracts"). Except as set forth on Section 5.13 of the Company Disclosure Letter, a true and complete copy (including all amendments) of each Scheduled Contract, or a summary of each oral contract, has been made available to Parent. Each of the Scheduled Contracts is in full force and effect and constitutes the legal and binding obligation of the Company and, to the Knowledge of the Company, constitutes the legal and binding obligation of the other parties thereto. Except as disclosed in Section 5.13 of the Company Disclosure Letter, there are no existing breaches or defaults by the Company under any Scheduled Contract the effect of which would constitute a Material Adverse Effect on the Company, and, to the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice or both, would be expected to constitute a breach or default which would constitute a Material Adverse Effect on the Company. Except as set forth in Section 5.13 of the Company Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon the Company or its properties (including Intangible Assets) which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material acquisition of property by the Company or the conduct of the business by the Company, including any exclusive distribution or licensing agreements which cannot be terminated on less than 30 days notice without any cost or expense to the Company.

    5.14  Insurance.  Section 5.14 of the Company Disclosure Letter lists all of the Existing Insurance Policies of the Company and all outstanding claims against such Existing Insurance Policies. All such Existing Insurance Policies are currently in effect, and the Company has not received notice of cancellation or termination of, or material premium increase with respect to, any such Existing Insurance Policy in effect on the date hereof or within the past three years.

    5.15  Litigation.  Except as described in Section 5.15 of the Company Disclosure Letter, (a) there are no actions, suits, claims, litigation or proceedings pending or, to the Knowledge of the Company, threatened against the Company that would be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (b) as of the date hereof, there are no such actions, suits, claims, litigation or proceedings pending or, to the Knowledge of the Company, threatened, against the Company which question the legality or validity of the Offer, the Merger or the other transactions contemplated by this Agreement; and (c) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company that would be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

    5.16  Taxes.  Except as set forth in Section 5.16 of the Company Disclosure Letter:

    (a) The Company has timely filed (or has timely filed a valid extension with respect to) all Federal, state, local and foreign returns, information statements and reports relating to Taxes ("Returns") required by applicable Tax law to be filed by the Company, except for any such failures to file that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Taxes owed by the Company to a taxing authority, or for which the Company is liable, whether to a taxing authority or to other Persons or entities under a Tax Agreement, as of the date hereof, have been paid for and, as of the Effective Time, will have been paid or adequately reserved for as described in Section 5.16(f), except for any such failure to pay for that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

    (b) Except to the extent that any such failure to withhold could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has

withheld with respect to its employees, independent contractors, creditors, stockholders or other third parties, all Federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

    (c) There is no Tax deficiency outstanding, proposed or assessed against the Company, except any such deficiency that, if paid, could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has not executed or requested any waiver of any statute of limitations on, or otherwise extended the period for, the assessment or collection of any Tax that is still in effect.

    (d) No Tax audit or other examination of the Company is presently in progress, nor has the Company been notified in writing of any request for such Tax audit or other examination, except in all cases for Tax audits and other examinations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No issue has been raised in any prior tax audit of the Company which, by application of the same or similar principles, would be expected, upon a future tax audit of the Company to result in a proposed deficiency for any period and which deficiency would have a Material Adverse Effect on the Company.

    (e) The Company has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

    (f)  The aggregate unpaid Taxes of the Company (1) did not, as of March 31, 2001, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the consolidated balance sheet of the Company as March 31, 2001 (rather than any notes thereto), as included in the Company SEC Documents, and (2) will not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company in filing its Tax Returns, except where the failure to make such accruals or provisions could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

    (g) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (1) a change in method of accounting for a taxable period ending on or prior to the Effective Time under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (2) a "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Effective Time; (3) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (4) an installment sale or open transaction disposition made on or prior to the Effective Time; or (5) a prepaid amount received on or prior to the Effective Time.

    (h) The Company has not made any payments, is not obligated to make any payments, and is not party to any agreement that under certain circumstances could obligate it to make any payments, that would not be deductible under Section 280G of the Code. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income Tax within the meaning of Section 6662 of the Code. The Company (1) has not been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar group defined under a similar provision of state, local or foreign law, filing a consolidated Federal income Tax Return (other than a group the common parent of which was the Company) and (2) has no liability for the Taxes of any Person (other than any of the Company) under Treasury Regulation 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract or otherwise.

    5.17  Employee Benefit Plans.  Section 5.17 of the Company Disclosure Letter contains a true and complete description of each of the Company's Employee Benefit Plans. Except as set forth in Section 5.17 of the Company Disclosure Letter:

    (a) Existing Plans. Neither the Company nor any Company ERISA Affiliate maintains or contributes to, nor is any such party bound by or liable with respect to, any Employee Benefit Plan. All of the Company's Employee Benefit Plans are in compliance in all material respects with all applicable Laws, including ERISA and the Code. To the Knowledge of the Company, there are no facts which would adversely affect the tax qualified status of any of the Company's Existing Plans which are intended to meet the requirements of Section 401(a) of the Code.

    (b) ERISA; Code. There is no accumulated funding deficiency, within the meaning of Section 302 of ERISA or Section 412 of the Code, in connection with any Employee Benefit Plan of the Company and the Company ERISA Affiliates that is an "employee pension plan," as that term is defined in Section 3(2) of ERISA. No reportable event, as defined in ERISA (other than reportable events for which the 30-day notice requirement has been waived), has occurred in connection with any Company Employee Benefit Plan that is an "employee pension plan," as that term is defined in Section 3(2) of ERISA. The Company's Employee Benefit Plans have not, nor has any fiduciary with respect to the Company's Employee Benefit Plans, engaged in any non-exempt prohibited transaction as defined in ERISA or the Code for which the Company or any Company Affiliate may be liable that would reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Company ERISA Affiliate is contributing to, or is required to contribute, nor does any such party have any liability (including contingent withdrawal liability) with respect to, any plan subject to Title IV of ERISA or Section 412 of the Code, including any multiemployer plan, as defined in Section 3(37) of ERISA.

    (c) Funding. The current value of the assets of each of the Employee Benefit Plans of the Company and the Company ERISA Affiliates is not less than the present value of the accrued benefits under each such Employee Benefit Plan, based upon the actuarial assumptions (to the extent reasonable) presently used for funding purposes in the most recent actuarial report prepared by such Employee Benefit Plan's actuary with respect to such Employee Benefit Plan; and all contributions or other amounts payable by the Company as of the Effective Time with respect to each of its Employee Benefit Plans in respect of current or prior plan years have been either paid or accrued on the balance sheet of the Company. There are no pending or, to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Employee Benefit Plans or any trusts related thereto that would reasonably be expected to have a Material Adverse Effect on the Company.

    (d) Other Plan Obligations. To the Knowledge of the Company, neither the Company nor any Company ERISA Affiliate, nor any of its Employee Benefit Plans, nor any trust created thereunder, nor any fiduciary thereof has engaged in a transaction in connection with which the Company or any Company ERISA Affiliate, any of its Employee Benefit Plans, any such trust, or any fiduciary thereof, or any party dealing with any of its Employee Benefit Plans or any such trust could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that would reasonably be expected to have a Material Adverse Effect on the Company. No Employee Benefit Plan of the Company provides death or medical benefits (whether or not insured) with respect to current or former employees of the Company or any Company ERISA Affiliate beyond their retirement or other termination of service other than (1) coverage mandated by applicable Law or (2) death benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA.

    5.18  Environmental Protection.  The Company: (1) is in compliance with all applicable Environmental Laws, except for such non-compliance which would not, individually or in the aggregate,

have a Material Adverse Effect on the Company; (2) has not received any communication (written or oral) from a Governmental Entity or third party that alleges that the Company is not in compliance with applicable Environmental Laws; (3) has not owned or operated any property that is contaminated with any Hazardous Material which may be expected to require remediation under any Environmental Law; (4) is not subject to liability for any disposal or contamination (whether on-site or off-site) of any Hazardous Material; and (5) is not subject to any other circumstances in connection with any Environmental Law that could reasonably be expected to have a Material Adverse Effect on the Company.

    5.19  Labor Matters.

    (a)  Employment Claims.  To the Knowledge of the Company, there is no present or former employee of the Company who has any material claim against the Company (whether under Law, under any employee agreement or otherwise) on account of or for: (1) overtime pay, other than overtime pay for the current payroll period; (2) wages or salaries, other than wages or salaries for the current payroll period; or (3) vacations, sick leave, time off or pay in lieu of vacation or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the period immediately preceding the date of this Agreement or incurred in the ordinary course of business and appearing as a liability on the most recent Company Financial Statements.

    (b)  Labor Disputes.  Except as disclosed in Section 5.19 of the Company Disclosure Letter, (1) there are no pending and unresolved material claims by any Person against the Company arising out of any statute, ordinance or regulation relating to unfair labor practices, discrimination or to employees or employee practices or occupational or safety and health standards; (2) there is no pending, nor has the Company experienced any, material labor dispute, strike or organized work stoppage, (3) to the Knowledge of the Company, there is no threatened material labor dispute, strike or organized work stoppage against the Company and (4) to the Knowledge of the Company, no executive, key employee or group of employees has any plans to terminate his or her employment with the Company.

    (c)  Union Matters.  Except as disclosed in Section 5.19 of the Company Disclosure Letter, (1) the Company is not a party to any collective bargaining agreement; (2) to the Knowledge of the Company, no union organizing activities are in process or have been proposed or threatened involving any employees of the Company; and (3) no petitions have been filed or, to the Knowledge of the Company, have been threatened or proposed to be filed, for union organization or representation of employees of the Company not presently organized.

    5.20  Existing Permits and Violations of Law.  The Company has all licenses, permits, approvals, exemptions, orders, approvals, franchises, qualifications, permissions, agreements and governmental authorizations required by Law and required for the conduct of the business of the Company as currently conducted, except where the failure to have the same would not have a Material Adverse Effect on the Company. No action or proceeding is pending or, to the Knowledge of the Company, threatened that is reasonably likely to result in a revocation, non-renewal, termination, suspension or other material impairment of any material Existing Permits of the Company. The business of the Company is not being conducted in violation of any applicable Law, except for such violations which would not have a Material Adverse Effect on the Company. No Governmental Entity has notified the Company that it intends to conduct an investigation or review with respect to the Company other than, in each case, those which would not have a Material Adverse Effect on the Company.

    5.21  Unlawful Payments and Contributions.  Neither the Company nor, to the Knowledge of the Company, any of its directors, officers, employees or agents has, with respect to the businesses of the Company, (a) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person or entity.

    5.22  Warranty or Other Claims.  No product manufactured, sold, leased or delivered by the Company is subject to any guaranty, warrant, right of return or other indemnity beyond the applicable standard terms and conditions of sale or lease, which have been provided in writing to Parent. There are no existing or, to the Knowledge of the Company, threatened claims or any facts upon which a claim could be based, against the Company for services or products which are defective or fail to meet any service or product warranties which would, individually or in the aggregate, have a Material Adverse Effect on the Company. No material claim has been asserted against the Company for renegotiation or price redetermination of any material business transaction, and the Company has no Knowledge of any facts upon which any such claim could be based.

    5.23  Customers, Suppliers, Distributors and Resellers.  Except as set forth in Section 5.23 of the Company Disclosure Letter, since December 31, 2000, there has been no termination, cancellation or curtailment of the business relationship of the Company with any customer, supplier, distributor, reseller or group of affiliated customers, suppliers, distributors or resellers which would result in a Material Adverse Effect on the Company, and the Company has no Knowledge of any threatened termination, cancellation or curtailment of such business relationship.

    5.24  Transactions with Affiliates.  Except as set forth in Section 5.24 of the Company Disclosure Letter, the Company is not a party to any transactions with any of its Affiliates through the date of this Agreement, and the Company has no existing commitments to engage in any transactions with any of its Affiliates in the future.

    5.25  Certain Agreements.  Except as set forth in Section 5.25 of the Company Disclosure Letter: (a) the Company is not a party to any agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) the Merger and the other transactions contemplated by this Agreement will not constitute a "change in control" under, require the consent from or the giving of notice to any third party pursuant to, accelerate the vesting or repurchase rights under, or result in the grant of any rights to any Person under, any Scheduled Contract; and (c) there are no amounts or benefits payable by the Company to any officers, directors or employees or former officers, directors or employees of the Company (other than solely as stockholders) as a result of the Merger or the other transactions contemplated by this Agreement.

    5.26  Governmental Approvals.  No permission, approval, determination, consent or waiver by, nor declaration, filing or registration with, any Federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency (a "Governmental Entity") is required by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for: (a) the approvals or filings in connection with (1) the HSR Act as described in Section 8.1(a), (2) the Exchange Act, (3) the Minnesota Takeover Disclosure Act and (4) the rules and regulations of the Stock Market; (b) the filing of the Certificate of Merger as described in this Agreement; and (c) such permissions, approvals, determinations, consents, waivers, declarations, filings, or registrations that, if not obtained would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

    5.27  Vote Required.  The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote with respect to the Merger is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger and this Agreement.

    5.28  Opinion of Financial Advisor.  The Company has received the opinion of Raymond James & Associates, its financial advisor, to the effect that, as of July 31, 2001, the Merger Consideration to be received by the Stockholders, based upon and subject to the assumptions and limitations set forth in such opinion, is fair to the Stockholders from a financial point of view. A copy of such opinion has been delivered to Parent. As of the date hereof, such opinion has not been withdrawn, revoked or modified.

    5.29  Brokers' and Finders' Fees.  Except for fees to be paid to Raymond James & Associates pursuant to an engagement letter that has been provided to Parent, the Company has not incurred any brokers', finders' or any similar fee in connection with the transactions contemplated by this Agreement.

    5.30  No Pending Acquisitions.  Except for this Agreement and the Confidentiality Agreement dated July 10, 2001 between Parent and the Company (the "Confidentiality Agreement"), the Company is not a party to or bound by any agreement, undertaking or commitment with respect to the acquisition of the capital stock or assets of another Person.

    5.31  Takeover Law.  The Company has taken all action required to be taken by it in order to exempt this Agreement, the Offer, the Merger and the other transactions contemplated hereby and described in the Schedule TO from, and this Agreement is exempt from, the requirements of Section 203 of DGCL (collectively, the "Takeover Law").

    5.32  Company Rights Agreement.  The Company has taken all requisite action under the Company Rights Agreement to cause the provisions of the Company Rights Agreement not to be applicable to this Agreement, the Offer, the Merger, Parent and Merger Sub's beneficial ownership of Company Common Stock and the other transactions contemplated hereby and by any other agreements entered into by Parent or Merger Sub in connection herewith, including causing the Offer to constitute a "Permitted Offer" (as defined in the Company Rights Agreement).

    5.33  Disclosure.  No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Letter or any certificate delivered by the Company to Parent pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made, provided, however, that Parent and Merger Sub acknowledge that the Company has not disclosed to Parent or Merger Sub information regarding certain patent applications and invention disclosures pursuant to Section 5.12 and information regarding certain strategic alliance agreements pursuant to Section 5.13, as described in the applicable sections of the Company Disclosure Letter (such information regarding patent applications, invention disclosures and strategic alliance agreements, collectively, the "New Product Information"); the Company will disclose the New Product Information to Parent and Merger Sub in accordance with Section 7.14.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub, jointly and severally, represent and warrant to the Company on the date of this Agreement as follows:

    6.1  Organization; Business.

    (a)  Organization.  Each of Parent and Merger Sub is a corporation duly and validly organized and existing under the Laws of the jurisdiction of its incorporation and is qualified to do business as a foreign corporation and in good standing in the jurisdictions where the ownership or leasing of property or the conduct of its business requires qualification as a foreign corporation by Parent, except where the failure to so qualify would not have a Material Adverse Effect on Parent.

    (b)  Powers.  Each of Parent and Merger Sub has all requisite corporate power and authority to carry on its business as it is now conducted and to own, lease, and operate its current assets and properties, except for such corporate power and authority the absence of which would not have a Material Adverse Effect on Parent.

    6.2  Authorization; Enforceability.  The execution, delivery and performance by Parent and Merger Sub of this Agreement are within the corporate power and authority of each of Parent and Merger Sub and have been duly authorized by the Board of Directors of each of Parent and Merger Sub. Except as described in Section 6.4 hereof, no other corporate proceeding or action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by Parent and Merger Sub will be, when executed and delivered by Parent and Merger Sub, the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws generally affecting the rights of creditors and subject to general equity principles.

    6.3  No Violation or Conflict.  Subject to the receipt of the clearance or expiration or termination of the waiting period described in Section 8.1(a), the execution and delivery of this Agreement by Parent and Merger Sub and all documents and instruments required by this Agreement to be executed and delivered by Parent or Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and Parent's and Merger Sub's compliance with the provisions hereof will not, (1) result in any violation of any provision of the Certificate of Incorporation or Bylaws of Parent or the charter documents of any of its Subsidiaries (including Merger Sub), (2) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, any Contract of Parent or any of its Subsidiaries (including Merger Sub), or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries (including Merger Sub), (3) violate any Existing Permits of Parent or any of its Subsidiaries or any Law applicable to Parent or any of its Subsidiaries (including Merger Sub) or any of such party's properties or assets, other than, in the case of clauses (2) and (3), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, or would not affect adversely the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

    6.4  Governmental Approvals.  No permission, approval, determination, consent or waiver by, or any declaration, filing or registration with, any Governmental Entity is required by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for: (a) the approvals or filings in connection with (1) the HSR Act as described in Section 8.1(a), (2) the Exchange Act, (3) the Minnesota Takeover Disclosure Act and (4) the rules and regulations of the Stock Market; (b) the filing of the Certificate of Merger as described in this Agreement; and (c) such permissions, approvals, determinations, consents, waivers, declarations, filings, or registrations that, if not obtained would not, individually or in the aggregate, have a Material Adverse Effect on Parent, or materially impair Parent's or Merger Sub's ability to consummate the Merger and the other transactions contemplated hereby.

    6.5  Brokers' and Finders' Fees.  Except for fees to be paid to U.S. Bancorp Piper Jaffray, neither Parent nor Merger Sub has incurred any brokers', finders' or any similar fees in connection with the transactions contemplated by this Agreement.

    6.6  SEC Reports.

    (a) Parent has filed with the SEC true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 1999, under the

Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Parent SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, Parent SEC Documents, including any financial statements or schedules included therein (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (2) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing.

    (b) The Schedule TO and the Offer Documents to be filed by Merger Sub and Parent pursuant to this Agreement will comply in all material respects with the applicable requirements of the Exchange Act and, on the date filed with the SEC (in the case of the Schedule TO) and on the date first published, sent or given to the Stockholders (in the case of the Offer Documents), will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however that no representation or warranty is made herein by Parent with respect to any information supplied by the Company in writing specifically for inclusion in the Schedule TO. The information regarding Parent and Merger Sub to be provided by Parent to the Company for inclusion in the Schedule 14D-9 and the Proxy Statement will not, at the time such information is so provided, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to the make the statements therein, in light of the circumstances under which they were made, not misleading.

    6.7  Adequate Cash Resources.  Parent has sufficient funds, and will cause Merger Sub to have sufficient funds, to consummate the Offer and the Merger at the times required under this Agreement.

    6.8  Disclosure.  No representation or warranty by Parent in this Agreement and no statement contained in any certificate delivered by Parent to the Company pursuant to this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements herein or therein not misleading when taken together in light of the circumstances in which they were made.

ARTICLE 7

COVENANTS AND AGREEMENTS

    7.1  Conduct of Business by the Company.  Except as contemplated by this Agreement, from and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, the Company shall:

    (a) carry on its business in the usual, regular and ordinary course substantially in the same manner as heretofore carried on;

    (b) not (1) make payments or distributions (other than normal compensation) to any Affiliate of the Company except for transactions in the ordinary course of business in accordance with past practice upon commercially reasonable terms; (2) sell, lease, transfer or assign any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business in accordance with past practice and other than the disposition of obsolete or unusable property; (3) grant any license or sublicense of any rights under, or with respect to, any Intangible Assets, other than in the ordinary course of business, or (4) make any loan to, or enter into any other transaction with, any of its Affiliates, directors, officers and employees (other than compensation, benefits and expense reimbursement for employees in the ordinary course of business);

    (c) not (1) enter into or modify any Contract (A) involving more than $100,000 (other than purchase and sales orders in the ordinary course of business in accordance with past practice) or

(B) outside the ordinary course of business, without the consent of Parent (which consent shall not be unreasonably withheld); (2) make any individual capital expenditure (or series of related capital expenditures) (A) involving more than $150,000 (unless such expenditure is identified in the current business plan of the Company as provided to Parent) or (B) outside the ordinary course of business, without the consent of Parent (which consent shall not be unreasonably withheld); or (3) cancel, compromise, waive or release any right or claim (or series of related rights and claims) not covered by the reserves or accruals relating to such claim on the Company's unaudited balance sheet as of June 30, 2001, which the Company has made available to Parent, (A) involving more than $100,000 or (B) outside the ordinary course of business, without the consent of Parent (which consent shall not be unreasonably withheld); provided, however, that the restrictions contained in this Section 7.1(c) shall expire upon the Parties' receipt a "second request" for information from the Federal Trade Commission or the Antitrust Division of the Department of Justice under the HSR Act;

    (d) use, operate, maintain and repair all of its assets and properties in a normal business manner consistent with its past practices;

    (e) use commercially reasonable efforts to preserve in all material respects its business organization intact, to retain the services of its employees, subject to changes in the ordinary course, and to conduct business with distributors, resellers, suppliers, customers, creditors and others having business relationships with the Company in the best interests of the Company;

    (f)  not knowingly do any act or knowingly omit to do any act or, to the extent within the Company's reasonable control, knowingly permit any act or omission to act, which will cause a breach of any of its Contracts that would have a Material Adverse Effect on the Company;

    (g) use reasonable efforts to maintain all of its material Existing Insurance Policies (or policies substantially equivalent thereto) in full force and effect;

    (h) not (1) except as required by any Contract to which the Company is a party or in a manner consistent with past practice, grant any increase in the rate of pay of any of its employees; (2) institute or amend any Employee Benefit Plan unless required by Law, (3) enter into or modify any written employment agreement with any Person, or (4) except for commissions, and regularly scheduled payments under the Company's Success Sharing Plan, as in effect on the date hereof, in a manner consistent with past practice, pay or accrue any bonus or incentive compensation to any Person;

    (i)  other than in the ordinary course of business or under the Company's existing line of credit, as in effect on the date hereof, not create, incur or assume any Indebtedness or make any Investment;

    (j)  not amend its Certificate of Incorporation or Bylaws;

    (k) not (1) issue any additional shares of stock of any class (except pursuant to its Existing Options outstanding on the date hereof) or grant any warrants, options or rights to subscribe for or acquire any additional shares of stock of any class, except that the Company may grant additional options under the Company's 1998 Stock Option and Grant Plan, as in effect on the date hereof, to employees who are hired by the Company after the date hereof, provided that no such option shall vest or become exercisable prior to the first anniversary of the date of its grant, which shall not accelerate as a result of the Offer, the Merger or the other transactions contemplated hereby, or otherwise on or prior to the Effective Time, and provided further that no such employee shall receive, in the aggregate, options to purchase more than 5,000 shares of Company Common Stock; (2) declare or pay any dividend or make any capital, surplus or other distributions (other than normal salaries) of any nature to the Stockholders; or (3) directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify any of its capital stock or liquidate in whole or in part;

    (l)  timely and properly file, or timely and properly file requests for extensions to file, all Federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all Taxes owed by it;

    (m) not knowingly do any act or omit to do any act that would result in a breach of any representation, warranty, or covenant of the Company set forth in this Agreement; and

    (n) not enter into any agreement, arrangement or understanding with respect to any of the foregoing.

    7.2  Access.  Subject to the provisions of the Confidentiality Agreement, from and after the expiration or termination of all applicable waiting periods under the HSR Act and until the earlier of the termination of this Agreement or the Effective Time, upon reasonable request, the Company shall afford to Parent and to Parent's agents, accountants, officers, employees, attorneys and other authorized advisers and representatives reasonable access, during normal business hours, to the Company's properties, facilities, books, records, financial statements and other documents and materials relating to its financial condition, assets, liabilities and business. In addition, from and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, the Company, upon reasonable request, shall confer and consult with representatives of Parent to report on operational matters, financial matters and the general status of ongoing business operations of the Company. From time to time after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, the Company shall furnish promptly to Parent a copy of each report, schedule and other document filed by the Company or received by the Company after the date of this Agreement pursuant to the requirements of Federal or state securities Laws promptly after such documents are available. Notwithstanding any of the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply. No information or knowledge obtained in any investigation, pursuant to this Section 7.2 or otherwise, will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Offer and the Merger.

    7.3  Meeting of Stockholders.

    (a) If required to effect the Merger, the Company shall, consistent with applicable Law and its Certificate of Incorporation and By-laws, call and hold a special meeting of Stockholders, as promptly as practicable following acceptance of the shares of Company Common Stock pursuant to the Offer, for the purpose of voting upon the adoption or approval of this Agreement (the "Special Meeting"), and shall use all reasonable efforts to hold its Special Meeting as soon as practicable thereafter. At the Special Meeting all of the shares of Company Common Stock then owned by Parent, Merger Sub or any other subsidiary of Parent shall be voted to approve the Merger and this Agreement. The Company shall, subject to the applicable fiduciary duties of its directors, as determined by such directors in good faith after consultation with its outside legal counsel (who may be its regularly engaged outside legal counsel), (1) use all reasonable efforts to solicit from Stockholders proxies in favor of the adoption or approval, as the case may be, of the Merger, (2) take all other action necessary or advisable to secure the vote or consent of Stockholders, as required by the DGCL to obtain such adoption or approvals, and (3) include in the Proxy Statement the recommendation of its Board of Directors in favor of the Merger.

    (b) Parent and Merger Sub shall not, and they shall cause their Subsidiaries not to, sell, transfer, assign, encumber or otherwise dispose of the shares of Company Common Stock acquired pursuant to the Offer or otherwise prior to the Special Meeting; provided, however, that this Section 7.3(b) shall not apply to the sale, transfer, assignment, encumbrance or other disposition of any or all of such shares in transactions involving solely Parent, Merger Sub and/or one or more of their wholly-owned Subsidiaries.

    (c) Parent shall vote (or consent with respect to) any shares of common stock of Merger Sub beneficially owned by it, or with respect to which it has the power (by agreement, proxy, or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this Agreement and the Merger at any meeting of the stockholders of Merger Sub at which this Agreement and the Merger shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of the stockholders of Merger Sub by consent in lieu of a meeting).

    7.4  Proxy Statement.

    (a) If the Special Meeting is required to effect the Merger, Parent shall supply the Company with the information pertaining to Parent required by the Exchange Act for inclusion or incorporation by reference in the proxy statement relating to the Special Meeting (together with any amendments thereof or supplements thereto, the "Proxy Statement"), which information will not, at the date mailed to Stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If before the Effective Time, any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company.

    (b) If the Special Meeting is required to effect the Merger, the Company shall prepare and file with the SEC the Proxy Statement relating to its Special Meeting. As promptly as practicable after comments are received from the SEC on the preliminary proxy materials and after the furnishing by the Company of all information required to be contained therein, the Company shall mail the Proxy Statement to its Stockholders.

    7.5  Additional Reports.  The Company shall furnish to Parent copies of any Company SEC Reports which it files with the SEC on or after the date hereof, and the Company represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present, in all respects, the financial condition of the Company as of the dates thereof and the results of operations and cash flows or other information included therein for the periods or as of the dates then ended, in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, where appropriate, to normal year-end adjustments).

    7.6  Confidentiality Agreement.  The Company and Parent agree that the Confidentiality Agreement remains in effect, but shall at the Effective Time be deemed to have terminated without further action by the parties.

    7.7  Regulatory and Other Approvals.

    (a) Subject to the terms and conditions herein provided, the Company and Parent will (1) take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable efforts to obtain all approvals required by any Contract to consummate the transactions contemplated hereby, (2) cooperate with each other in obtaining all approvals, authorizations, and clearances of Governmental Entities required of the Company or Parent to permit the Company and Parent to consummate the transactions contemplated hereby, and (3) provide such other information and communications to such Governmental Entities as such authorities may reasonably request.

    (b) The Company and Parent will (1) take all reasonable actions necessary to file as soon as practicable, but in no event later than three Business Days after the execution of this Agreement, notifications under the HSR Act and (2) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act.

    (c) The Company and Parent shall use their respective best efforts to resolve such objections, if any, as may be asserted by any governmental or regulatory authority with respect to the transactions contemplated by this Agreement under the HSR Act. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law designed to prohibit, restrict or regulate actions having the purpose of effect of monopolization or restraint or trade, each of Parent and the Company shall cooperate and use their respective best efforts vigorously to contest and resist any such action or proceedings and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any such transaction. Each of Parent and the Company shall use their respective best efforts to take such action as may be required to cause the expiration of the applicable waiting periods under the HSR Act with respect to such transactions as promptly as possible after the date of this Agreement (other than requesting early termination of such waiting periods).

    (d) The Company and Parent shall, except to the extent impermissable under, or inconsistent with, applicable Law, (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of), any communications from or with any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other party to review and discuss in advance, and consider in good faith the views of one another in connection with, any proposed written (or any material proposed oral) communication with any Governmental Entity, (iii) not participate in any meeting with any Governmental Entity unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the reasonable opportunity to attend and participate at any such meeting, (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to this Agreement, the Offer and the Merger, and (v) furnish the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.7(d) as "outside counsel only." Such materials, and the information contained therein, shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or such source's legal counsel.

    7.8  No Solicitation.

    (a) From and after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Time, the Company will not, and will not permit its directors, officers, or investment bankers to, and will use its reasonable efforts to cause its employees, representatives and other agents not to, directly or indirectly, (1) solicit, initiate, or encourage any Acquisition Proposals, (2) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal, or (3) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term "Acquisition Proposal" shall mean any proposal relating to a possible (1) merger, consolidation or similar transaction involving the Company, (2) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company representing, in the aggregate, 50% or more of the assets of the Company on a consolidated basis, (3) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 50% or more of the votes attached to the outstanding securities of the Company, (4) liquidation, dissolution, or other similar type of transaction with respect to the Company, or (5) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Offer, the Merger and the transactions contemplated hereby. The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

    (b) Notwithstanding the provisions of Section 7.8(a), nothing contained in this Agreement shall prevent the Company or its Board of Directors, directly or through representatives or agents on behalf of the Board of Directors, from (1) furnishing non-public information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited bona fide Acquisition Proposal by such Person, if (A) such Acquisition Proposal would, if consummated, result in a transaction that, in the reasonable good faith judgment of the Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel, is a Superior Proposal (as defined below), (B) such action, in the reasonable good faith judgment of the Board of Directors of Company after consultation with the Company's outside legal counsel, is necessary to comply with the fiduciary duties of the Company's Board of Directors to the Stockholders under DGCL, and (C) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Person, the Company's Board of Directors receives from such Person an executed confidentiality agreement with customary confidentiality provisions, or (2) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or other applicable law with regard to an Acquisition Proposal. The Company agrees to promptly, and in any event within one day, advise Parent of (x) the existence of any inquiries or proposals (or desire to make a proposal) received by (or indicated to) it after the date hereof, any such information requested from, or any negotiations or discussions sought to be initiated or continued with, the Company, its Affiliates, or any of the respective directors, officers, employees, agents or representatives of the foregoing, in each case from a Person (other than Parent and its representatives) with respect to an Acquisition Proposal, and (y) the material terms thereof and will provide to Parent copies of any written material received by the Company or provided by the Company to such Person in connection with such inquiry or proposal. In addition, the Company will notify Parent of the identity of such Person immediately upon the earlier of receipt of a formal proposal from, or the Company's execution of a confidentiality agreement with, such Person. If the Company engages in discussions or negotiations with respect to any such Acquisition Proposal thereafter in accordance with clause (x) above, the Company shall keep Parent and Merger Sub informed as to such discussions and negotiations and the material terms being discussed or negotiated and will provide Parent copies of any written materials used in connection with such discussions and negotiations. "Superior Proposal" means any unsolicited, bona fide, written Acquisition Proposal which the Board of Directors of the Company concludes in good faith (after receipt of the advice of its financial advisor and outside legal counsel), taking into account all legal, financial, regulatory, fiduciary and other aspects of the proposal, including without limitation the need to obtain any necessary financing, and the Person making such proposal, (i) would, if consummated, result in a transaction that is more favorable to the Stockholders (in their capacities as stockholders), from a financial point of view (other than Parent and Merger Sub), than the transactions contemplated by this Agreement and (ii) is reasonably capable of being financed and completed.

    (c) In the event the Company receives a Superior Proposal prior to the approval of this Agreement and the Merger by the Stockholders at the Company's Special Meeting, nothing contained in this Agreement shall prevent the Board of Directors of the Company from accepting or approving such Superior Proposal, or recommending such Superior Proposal to the Stockholders, if the Board of Directors (i) reasonably determines in good faith, based upon the advice of the Company's outside corporate counsel, that the failure to take such action may constitute a breach of the fiduciary duties of the Company's Board of Directors to the Stockholders under DGCL, (ii) provides Parent with at least two Business Days prior written notice of its intention to do so, (iii) causes its financial and legal advisors to afford Parent the opportunity to match the Superior Proposal and to negotiate with Parent to make other adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transaction described herein on such adjusted terms and (iv) has not received from Parent, within the two Business Day notice period described in (ii) above, an offer that the Board of Directors determines, in good faith after consultation with its financial advisors matches or exceeds the Superior Proposal, in such case, the Board of Directors may amend, withhold or withdraw its recommendation of the Offer or the Merger. Notwithstanding the foregoing, this Agreement shall remain in full force and effect unless this Agreement is otherwise terminated in accordance with Article 9.

    7.9  Public Announcements.  Any public announcement made by or on behalf of either Parent or the Company prior to the termination of this Agreement pursuant to Article 9 concerning this Agreement, the transactions described herein or any other aspect of the dealings heretofore had or hereafter to be had between the Company and Parent and their respective Affiliates must first be approved by the other party (any such approval not to be unreasonably withheld), subject to either party's obligations under applicable Law or Stock Market listing requirements or rules (but such party shall use its reasonable best efforts to consult with the other party as to all such public announcements).

    7.10  Expenses.

    (a) Except as set forth in this Section 7.10 and Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    (b) Parent shall be responsible for paying Parent's and the Company's filing fees for the premerger notification and report forms under the HSR Act.

    7.11  Certain Benefit Plans.  Except as otherwise provided in Section 4.4, Parent agrees that the Company will assume and honor and, from and after the Effective Time, it will cause the Surviving Corporation to assume and honor all obligations under Employee Benefit Plans of the Company and all employment, change-in-control, retention, severance and other similar agreements entered into by the Company prior to the date hereof, including those which provide for the payment, vesting or acceleration of benefits to employees, former employees or directors or former directors of the Company upon or in connection with a change in control of the Company (all of which are listed in Section 5.25 of the Company Disclosure Letter); provided, however, that nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any such Employee Benefit Plan or as requiring Parent or the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract so long as any such action shall not adversely affect the accrued rights or accrued benefits of any employees or other beneficiaries which shall have arisen thereunder prior to such amendment or termination and shall not affect any rights or benefits for which the agreement of the other party or a beneficiary is required as a condition to any such amendment or termination. Parent or the Surviving Corporation shall offer to each employee of the Company who remains an employee of the Surviving Corporation or who becomes an employee of Parent after the Effective Time (a "Continuing Employee") participation in employee benefit plans of Parent as deemed appropriate by Parent. Parent will, or will cause the Surviving Corporation or another appropriate Subsidiary of Parent to, give Continuing Employees full credit under such plans for prior service at the Company for purposes of eligibility, vesting, benefit accrual, and determination of the level of benefits for prior service at the Company or any corporate predecessor of the Company.

    7.12  Indemnification.

    (a) From and after the date of this Agreement through and including the Effective Time (without regard to the termination of this Agreement), neither Parent nor the Company will take any action, nor permit any action to be taken, which would change or amend the provisions of the Certificate of Incorporation or the Bylaws of the Company in effect on the date hereof relating to limitation of liability or indemnification inconsistent with its obligations under Section 7.12(b) hereof or eliminate or make any modification in the Company's existing directors' and officers' insurance inconsistent with its obligations under Section 7.12(c) hereof. Parent agrees that from and after the Effective Time all rights to indemnification now existing in favor of individuals who at or prior to the Effective Time were directors or officers of the Company as set forth in the Certificate of Incorporation or the Bylaws of the Company shall survive the Merger with respect to matters existing or occurring at or prior to the Effective Time and shall continue in full force and effect for a period of six years following the Effective Time. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and the Surviving Corporation shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.12.

    (b) The Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnifying Party as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of the Company or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under DGCL to indemnify any such person and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the Certificate of Incorporation, the Bylaws of the Company or any indemnification agreement between the Company and such person as in effect on the date hereof. Parent will cause the Surviving Corporation to pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective Certificate of Incorporation or Bylaws of the Company or any indemnification agreement between the Company and such Indemnified Party as in effect on the date hereof subject to receipt by the Company of an undertaking by or on behalf of such officer or director contemplated by DGCL. Without limiting the generality or effect of the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time) and, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, there is a conflict on any significant issue between the position of the Company and an Indemnified Party or different defenses may reasonably be expected to exist, the Indemnified Parties may retain counsel, which counsel shall be reasonably satisfactory to the Company (or the Surviving Corporation after the Effective Time), and the Company shall (or after the Effective Time, Parent will cause the Surviving Corporation to) pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, provided, however that (1) Parent or the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof (which right shall not affect the right of the Indemnified Parties to be reimbursed for separate counsel as specified in the preceding sentence), (2) the Company and the Indemnified Parties will cooperate in the defense of any such matter and (3) neither Parent, the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under this Section 7.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify both Parent and the Company (or, after the Effective Time, the Surviving Corporation) (but the failure to so notify shall not relieve a party from any liability which it may have under this Section 7.12 except and only to the extent such failure materially prejudices such party). The Indemnified Parties as a group may not retain more than one counsel to represent them with respect to each such matter unless there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties or unless different defenses may reasonably be expected to exist. The Company, Parent and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

    (c) No later than the Effective Time, the Company and the Surviving Corporation shall purchase tail coverage for not less than six years from the Effective Time under the current policies of the directors' and officers' liability insurance maintained by the Company; provided, however, that the Surviving Corporation may purchase substitute tail coverage policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 1200% of the last annual premium paid by the Company prior to the date hereof ("Maximum Premium"); and provided, further, that if the Surviving Corporation is unable to obtain insurance required by this Section 7.12 for the Maximum Premium, it shall obtain as much comparable insurance as is possible for an aggregate premium equal to the Maximum Premium.

    (d) Parent hereby irrevocably and unconditionally guarantees the payment and performance of obligations of the Surviving Corporation under this Section 7.12.

    (e) This Section 7.12 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by the Indemnified Parties.

    7.13  Takeover Law.  Neither the Company, Parent nor Merger Sub shall take any action that would cause the Offer, the Merger or the other transactions contemplated by this Agreement to be subject to the requirements of any Takeover Law. If any Takeover Law shall become applicable to the Offer, the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of such Takeover Law on the Offer, the Merger and the other transactions contemplated by this Agreement.

    7.14  Notification of Certain Matters.  Between the date of this Agreement and the Effective Time, each of the Company and Parent will promptly notify the other in writing if such Party becomes aware of any development, fact or condition that (1) is reasonably likely, individually or with other existing developments, facts or conditions, to result in a Material Adverse Effect with respect to such Party, or (2) causes or constitutes a breach of any agreement or covenant under this Agreement applicable to such Party or of such Party's representations and warranties as of the date of this Agreement, or if such Party becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Not less than ten Business Days prior to the Consummation of the Offer or upon expiration or termination of all applicable waiting periods under the HSR Act, whichever is later, the Company shall supplement or amend the Company Disclosure Letter to disclose all the New Product Information, provided, however, that the Company shall not have the right to supplement or amend the Company Disclosure Letter for any other reason or with respect to any information other than the New Product Information (although the Company shall be obligated to make the notifications to Parent required by the first sentence of this Section 7.14).

    7.15  Reasonable Best Efforts.  So long as this Agreement has not been terminated, the Company, Parent and Merger Sub shall: (1) promptly make their respective filings (including filings required pursuant to the Exchange Act), obtain waivers, consents, permits and approvals, and thereafter make any other submissions required under all applicable Laws in order to consummate the Merger and the other transactions contemplated hereby and (2) use their respective reasonable best efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate the Merger and the other transactions contemplated by this Agreement.

    7.16  Stockholder Litigation.  The Parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any stockholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of and without in any way limiting the foregoing, each of the Parties shall use its respective reasonable best efforts to prevail in such litigation so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, the Company shall not compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) without Parent's prior written consent, which shall not be unreasonably withheld or delayed.

    7.17  Number of Shares Necessary for Minimum Condition.  The Company will promptly notify Parent in the event that the number of shares of Company Common Stock required to satisfy the Minimum Condition exceeds 6,478,129.

ARTICLE 8

CONDITIONS TO THE MERGER

    8.1  Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each Party to consummate and effect the Merger shall be subject to the satisfaction prior to or at the Closing as hereinafter provided of the following conditions, each of which may be waived in whole or in part by the Party for whose benefit the condition exists, to the extent permitted by Law:

    (a) Any applicable waiting period under the HSR Act rules shall have expired or been terminated.

    (b) This Agreement, the Merger and the transactions contemplated by this Agreement shall, if necessary, have received the requisite approval and authorization of the Stockholders and the stockholders of Merger Sub in accordance with applicable Law and the Certificate of Incorporation and Bylaws of the Company and Merger Sub, as the case may be.

    (c) No stop order or similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

    (d) No Law, order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which (1) prohibits the consummation of the Merger on the terms contemplated by this Agreement; (2) would cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (3) would materially and adversely affect the right of Parent to own, operate or control any material portion of the assets and operations of the Surviving Corporation.

    (e) Consummation of the Offer shall have occurred.

ARTICLE 9

TERMINATION, WAIVER AND AMENDMENT

    9.1  Termination.  This Agreement may be terminated and the Offer, the Merger and transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of this Agreement by the Stockholders), as follows:

    (a) by mutual written consent of the Company and Parent;

    (b) by either of Parent or the Company:

      (1) if the Consummation of the Offer does not occur on or before November 15, 2001 (provided that, if the Consummation of the Offer shall not have occurred by such date due to the applicable waiting periods under the HSR Act not having expired or been terminated, then such date shall be extended to December 31, 2002), unless such failure is the result of a breach of this Agreement by the party seeking to terminate this Agreement;

      (2) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective best efforts to lift) which permanently restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(2) has fully complied with and performed its obligations pursuant to Section 7.7;

      (3) if there shall be any Law enacted, promulgated or issued and applicable to the Offer or the Merger by any Governmental Entity which would make consummation of the Offer or the Merger illegal; or

      (4) if the Offer terminates or expires in accordance with its terms as the result of the failure of any of the conditions set forth in Annex I hereto without Merger Sub having purchased any shares of Company Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this subsection (b)(4) shall not be available to any party whose breach of the Agreement or failure to fulfill any of its obligations under this Agreement results in the failure of any such condition.

    (c) by the Company:

      (1) if Parent or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 20 Business Days after the giving of written notice to Parent or Merger Sub, as applicable, and (B) would result in the failure to satisfy a condition set forth in Annex I;

      (2) if the Parties (A) have received a "second request" for information from the Federal Trade Commission or the Antitrust Division of the Department of Justice under the HSR Act and (B) clearance has not been obtained from such agency and the applicable waiting period has not terminated or expired within 60 days after receipt of such second request, unless such failure is the result of a breach of this Agreement by the Company; provided that the Company's right to terminate this Agreement under this subsection shall expire at midnight on the fifth Business Day after such 60th day;

      (3) if the Company's Board of Directors (i) determines that an Acquisition Proposal constitutes a Superior Proposal and the Company's Board of Directors believes (after consulting with outside legal counsel) that terminating this Agreement and entering into an agreement to effect the Superior Proposal is necessary to comply its fiduciary duties and (ii) complies with the provisions of Section 7.8, including affording Parent an opportunity to match the Superior Proposal; or

      (4) if the Offer has not been timely commenced in accordance with Section 2.1.

    (d) by Parent:

      (1) if the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement, except for any such breach which (A) can be and is cured, in all material respects, within 20 Business Days after the giving of written notice to the Company or (B) without regard to any qualification or reference to materiality or Material Adverse Effect set forth in any representation and warranty, has not had and would not have, individually or in the aggregate with any other such breaches, a Material Adverse Effect; or

      (2) if the Board of Directors of the Company (A) withholds or withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation of the Offer, the Merger or the Agreement, or (B) shall have approved a Superior Proposal.

    9.2  Effect of Termination.  In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall become void and of no further force and effect, except for (1) the provisions of Section 7.2 relating to the obligations of the parties to keep confidential and not to use certain information obtained from the other party, (2) the provisions of Sections 7.10 and 9.3 and Article 10 (other than Section 10.1) and (3) termination of this Agreement pursuant to any paragraph of Section 9.1 that is caused by a breach of a party, in which case the party whose breach was the basis for the termination will not be relieved from any liability for its breach.

    9.3  Termination Fee.

    (a) The Company shall pay Parent a termination fee if this Agreement is terminated as follows:

       (i) If this Agreement is terminated pursuant to Section 9.1(d)(1) as a result of a breach of Section 7.8 and the Company enters into an agreement to effect a Superior Proposal within twelve months after such termination, the Company shall pay Parent a fee of $5,600,000 promptly, and any event within five Business days, following execution of such agreement.

      (ii) If this Agreement is terminated pursuant to Section 9.1(c)(3) or 9.1(d)(2), the Company shall (1) pay Parent a fee of $5,600,000 promptly, and in any event within five Business Days, following termination of this Agreement.

    Furthermore, if this Agreement is terminated pursuant to Section 9.1(d)(1) as a result of a breach of Section 7.8 or is terminated pursuant to Section 9.1(c)(3) or 9.1(d)(2), the Company shall promptly, and in any event within five Business Days, following such termination, reimburse Parent for all reasonable out-of-pocket expenses of Parent (including the fees and expenses of its legal and financial advisors) related in any manner to this Agreement or the transactions contemplated hereby, and incurred by Parent on or after December 8, 2000.

    (b) Parent shall pay Company a fee of $3,100,000 if this Agreement is terminated pursuant to Section 9.1(c)(1).

    (c) Any payment required to be made pursuant to Section 9.3(a) or (b) shall be made as promptly as practicable but in any event not later than five business days after the party seeking the payment delivers a written request for such payment and shall be made by wire transfer of immediately available funds to an account designated by such requesting party.

    (d) Notwithstanding the foregoing, in no event shall the Company be obligated to pay more than one such termination fee with respect to all such occurrences.

    9.4  Limitation on Remedies.  Notwithstanding anything in this Agreement to the contrary, (a) the payment by the Company of fees and expenses pursuant to Section 9.3(a) shall be Parent's and Merger Sub's exclusive remedy against the Company is terminated pursuant to Section 9.1(d)(1) as a result of a breach of Section 7.8 or is terminated pursuant to Section 9.1(c)(3) or 9.1(d)(2); and (b) the payment by Parent of a fee pursuant to Section 9.3(b) shall be the Company's exclusive remedy against Parent and Merger Sub in the event this Agreement is terminated pursuant to Section 9.1(c)(1).

    9.5  Notice of Termination.  Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties hereto upon satisfaction of the requirements set forth in Section 9.1.

ARTICLE 10

MISCELLANEOUS

    10.1  No Survival of Representations and Warranties.  The representations and warranties made in this Agreement shall not survive beyond the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    10.2  Entire Agreement.  This Agreement and the documents referred to in, or contemplated by, this Agreement, including the Company Disclosure Letter, constitute the entire agreement among the Parties pertaining to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Effective Time and shall survive termination of this Agreement.

    10.3  Amendment.  This Agreement may be amended by the Parties hereto at any time only by execution of an instrument in writing signed on behalf of each of the Parties hereto.

    10.4  Extension; Waiver.  At any time prior to the Effective Time, any Party hereto may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (2) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (3) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

    10.5  Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to the conflict of laws rules thereof.

    10.6  Assignment; Binding Effect.  Neither this Agreement, nor any rights, obligations or interests hereunder, may be assigned by any Party hereto, except with the prior written consent of the other Parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and assigns.

    10.7  Notices.  All communications or notices required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date personally delivered or sent by telephonic facsimile transmission (with a copy via other means specified herein) or one day after sending via nationally recognized overnight courier or five days after deposit in the United States mail, certified or registered mail, postage prepaid, return receipt requested, and addressed as follows, unless and until any of such parties notifies the others in accordance with this Section 10.7 of a change of address:

      If to the Company:

        Fargo Electronics, Inc.
        6533 Flying Cloud Drive
        Eden Prairie, MN 55344
        Telephone: (952) 941-9470
        Fax: (952) 941-7836
        Attention: General Counsel

      With a copy to:

        Oppenheimer Wolff & Donnelly LLP
        Plaza VII, Suite 3300
        45 South Seventh Street
        Minneapolis, MN 55402-1609
        Telephone: (612) 607-7000
        Fax: (612) 607-7100
        Attention: Bruce A. Machmeier, Esq.

      If to Parent or Merger Sub:

        Zebra Technologies Corporation
        333 Corporate Woods Parkway
        Vernon Hills, IL 60061
        Telephone: (847) 634-6700
        Fax: (847) 913-8766
        Attention: Chief Executive Officer

      with a copy to:

        Katten Muchin Zavis
        525 W. Monroe
        Suite 1600
        Chicago, Illinois 60661-3693
        Telephone: (312) 902-5207
        Fax: (312) 577-8885
        Attention: Herbert S. Wander, Esq.

    10.8  Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement.

    10.9  Interpretation.  Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular, and all words in any gender shall extend to and include all genders. The use of the word "including" in this Agreement means "including without limitation" and is intended by the parties to be by way of example rather than limitation. The Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

    10.10  Specific Performance.  The Parties agree that the assets and business of the Company as a going concern constitute unique property and, accordingly, each Party shall be entitled, at its option and in addition to any other remedies available as herein provided, to the remedy of specific performance to effect the Merger as provided in this Agreement.

    10.11  Waiver of Jury Trial.  EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

    10.12  No Third Party Beneficiary; No Reliance.  Except as provided pursuant to Sections 7.11, 7.12, and 9.2 hereof, (a) the terms and provisions of this Agreement are intended solely for the benefit of the Parties hereto and their respective successors and assigns and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person, (b) no Person is entitled to rely on any of the representations, warranties and agreements of the Parties contained in this Agreement and (c) the Parties assume no liability to any Person because of any reliance on the representations, warranties and agreements of the Parties contained in this Agreement.

    10.13  Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties further agree to replace such voided or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such voided or unenforceable provision.

    10.14  Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

    10.15  Rules of Construction.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

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signature page follows]

    IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first written above.

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ Edward Kaplan
Name:	Edward Kaplan
Title:	CEO
RUSHMORE ACQUISITION CORP.
By:	/s/ John H. Kindsvater
Name:	John H. Kindsvater
Title:	President
FARGO ELECTRONICS, INC.
By:	/s/ Gary Holland
Name:	Gary Holland
Title:	President and CEO

ANNEX I

CONDITIONS OF THE OFFER

    Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered shares, or may terminate or amend the Offer, if (i) fewer than 6,478,129 shares are validly tendered and not withdrawn prior to the expiration of the Offer, (ii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) on or after the commencement date of the Offer, and at or before the time of payment for shares (whether or not any shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

      (a) there shall have occurred any (1) general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. in excess of one day; (2) declaration of a banking moratorium or suspension of payments in respect of banks in the United States or any general limitation by United States Federal or state authorities (whether or not mandatory) on the extension of credit by lending institutions, which limitation materially affects Merger Sub's ability to pay for the shares; or (3) commencement of a war, armed hostilities or other national calamity involving the United States;

      (b) (i) any of the representations and warranties of the Company contained in the Agreement, without regard to any qualification or reference to materiality or Material Adverse Effect, set forth therein, shall not be true and correct, in each case as of the date referred to in any representation or warranty which addresses matters as of a particular date or, as to all other representations and warranties, as of the date of the Agreement and as of the expiration of the Offer, except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not have, a Material Adverse Effect, or (ii) the Company shall have failed to perform or comply with, in all material respects, any of its obligations, covenants and agreements under the Agreement;

      (c) any order shall have been entered in any action or proceeding before any Federal or state court or any Governmental Entity or a preliminary or permanent injunction by any Federal or state court of competent jurisdiction by any Federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect, which would have the effect of (1) making the purchase of, or payment for, some or all of the shares pursuant to the Offer or the Merger illegal, (2) otherwise preventing consummation of the Offer or the Merger, or (3) imposing limitations on the ability of Merger Sub or Parent effectively (A) to acquire, hold or operate the business of the Company or (B) to exercise full rights of ownership of the shares acquired by it, including but not limited to, the right to vote the shares purchased by it on all matters properly presented to the Stockholders, which, in either case, would effect a material diminution in the value of the Company or the shares;

      (d) there shall have been any Federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that would result in any of the consequences referred to in clauses (1), (2) or (3) of paragraph (c);

      (e) a tender or exchange offer for any capital stock of the Company shall have been made or publicly proposed to be made by another person, or it shall have been publicly disclosed or Merger Sub shall have learned that (1) any person, entity or "group" (as the term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, more than 20% of any class or series of capital stock of the Company, or shall have been granted any option or right, conditional or otherwise, to acquire more than 20% of any class or series of capital stock of the Company, (2) any new group shall have been formed which beneficially owns more than 20%

  of any class or series of capital stock of the Company, (3) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for any stock of the Company or a merger, consolidation or other business combination with or involving the Company or (4) any person shall have filed a Notification and Report Form under the HSR Act reflecting an intent to acquire the Company or assets or securities of the Company;

      (f)  there shall have occurred any events or state of circumstances after the date of the Agreement which, either individually or in the aggregate, would have a Material Adverse Effect on the Company;

      (g) the Acquisition Agreement shall have been terminated in accordance with its terms.

      (h) Parent or Merger Sub shall have reached an agreement or understanding in writing with the Company providing for termination of the Offer.

    The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived by Merger Sub in whole or in part at any time and from time to time in its sole discretion.

QuickLinks

  Exhibit 1
ACQUISITION AGREEMENT Among ZEBRA TECHNOLOGIES CORPORATION RUSHMORE ACQUISITION CORP. and FARGO ELECTRONICS, INC.
EXHIBITS
COMPANY DISCLOSURE LETTER
ACQUISITION AGREEMENT
INTRODUCTION
ARTICLE 1 DEFINITIONS
ARTICLE 2 THE OFFER
ARTICLE 3 THE MERGER
ARTICLE 4 CONVERSION OF SECURITIES
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE 7 COVENANTS AND AGREEMENTS
ARTICLE 8 CONDITIONS TO THE MERGER
ARTICLE 9 TERMINATION, WAIVER AND AMENDMENT
ARTICLE 10 MISCELLANEOUS
ANNEX I CONDITIONS OF THE OFFER